As submitted confidentially with the Securities and Exchange Commission on August 7, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GOIP GLOBAL, INC.
(Exact name of registrant as specified in its charter)

Colorado	7373	90-0471969
State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization	Classification Code Number)	Identification Number)

3419 West Gray Court
Tampa, FL 33609
(917) 268-0660
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Phil Scala
Chief Executive Officer
3419 West Gray Court
Tampa, FL 33609
(917) 268-0660
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:
Richard A. Friedman
Stephen A. Cohen
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 653-8700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
_______________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	20,555,600	$0.0004	$8,222.24	$1.07

(1)
Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also cover any additional shares of the registrant’s common stock as may be issued to the Selling Stockholders because of any future stock dividends, stock distributions, stock splits, similar capital readjustments or other anti-dilution adjustments.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act on the basis of the average of the high and low sale prices of the common stock on August 5, 2020, as quoted on the OTC Pink.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 7, 2020

PROSPECTUS

GOIP Global, Inc.

20,555,600 Shares of Common Stock

This prospectus relates to the disposition from time to time of up to 20,555,600 shares of our common stock, par value $0.001 per share (the “Resale Shares”), which includes 12,000,000 shares of our common stock issuable upon the conversion of notes (the “Notes”), 7,600,000 shares of our common stock issuable upon the exercise of warrants (the “Warrants”) and 955,600 shares of common stock which are issuable upon conversion of series G preferred stock (the “Series G Preferred Stock”) which are held by the selling stockholders (the “Selling Stockholders”) identified in the prospectus, including their transferees, pledgees or donees or their respective successors. The Selling Stockholders acquired the shares of preferred stock and warrants to purchase common stock from us in May 2020 as part of private placement transaction. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the Selling Stockholders. We will, however, receive the net proceeds of any Warrants exercised for cash. For a description of the transaction pursuant to which this resale registration statement relates, please see “Prospectus Summary - Recent Developments – May 2020 Financing.”

The Selling Stockholders will sell their shares of common stock at $0.25 per share until our shares are quoted on the OTC Bulletin Board, OTCQX, OTCQB or listed on a national securities exchange, and thereafter, at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, including, without limitation, in one or more transactions that may take place by ordinary brokerage transactions, privately-negotiated transactions or through sales to one or more underwriters or broker-dealers for resale. We provide more information about how a Selling Stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 37.

We will bear all costs relating to the registration of the Resale Shares, other than any legal or accounting costs or commissions of the Selling Stockholders.

 Our common stock is presently quoted on the OTC Pink tier of the OTC Markets Group, Inc. under the symbol “GOIP.” The closing price for our common stock on August 5, 2020, as reported by the OTC Pink, was $0.0004 per share.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 10 of this prospectus and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

The date of this prospectus is              , 2020

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
PROSPECTUS SUMMARY	6
RISK FACTORS	10
USE OF PROCEEDS	20
MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	21
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	22
BUSINESS	29
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	31
EXECUTIVE COMPENSATION	33
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	34
SELLING STOCKHOLDERS	35
PLAN OF DISTRIBUTION	37
DESCRIPTION OF SECURITIES	39
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	41
LEGAL MATTERS	41
EXPERTS	42
WHERE YOU CAN FIND MORE INFORMATION	42
INDEX TO FINANCIAL STATEMENTS	F-1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements contain information about our expectations, beliefs or intentions regarding our product development and commercialization efforts, business, financial condition, results of operations, strategies or prospects, and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning.

These statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus, in any related prospectus supplement and in any related free writing prospectus.

Any forward-looking statement in this prospectus, in any related prospectus supplement and in any related free writing prospectus reflects our current view with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our business, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus, any related prospectus supplement and any related free writing prospectus and the documents that we reference herein and therein and have filed as exhibits hereto and thereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This prospectus, any related prospectus supplement and any related free writing prospectus also contain or may contain estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets and their projected growth rates. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “the Company,” “GOIP,” “we,” “us,” and “our” refer to GoIP Global, Inc. and its subsidiaries.

Overview

During the second half of 2019, the Company pursued licensing requirements for cultivating cannabis in Kenya as well as took steps seeking to become a licensed grower of hemp and a CBD extractor and processor in the State of New York. In addition, the company took steps to establish international relationships for the production and distribution of CBD products. Beginning in January 2020, the Company decided to no longer pursue its previously announced opportunities in the cannabis space and decided to seek other business opportunities.

On April 30, 2020, the Company entered into an agreement to acquire 100% of the outstanding equity interests of Transworld Enterprises, Inc. a Delaware corporation (“Transworld”), pursuant to that certain Share Exchange Agreement, dated April 30, 2020 (referred to as the “Exchange Agreement”), by and among the Company, Transworld and the shareholders of Transworld. The transactions contemplated by the Exchange Agreement closed on May 8, 2020. In accordance with the Exchange Agreement, the Company acquired all of the outstanding shares of Transworld in exchange for 1,000,000 shares of each of the Company’s Series D and Series F preferred stock. The series D preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock upon consummation of a reverse stock split and votes on an as converted basis. The series F preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock at any time at the option of the holder and votes on an as converted basis.

TransWorld’s mission is to operate as a profitable holding company operating in a number of business segments, initially including transportation, simple technology services, consumer goods and active investments.  TransWorld’s primary focus is to bring value to its shareholders by bringing last mile solutions in the ecommerce world.

On June 1, 2020, Transworld signed a non-binding letter of intent to acquire a transportation company that operates FedEx home and ground routes in the NYC area. On June 15, 2020, Transworld signed a second non-binding letter of intent to acquire the rights and assets of a second FedEx Route. The route is currently serving no less than an average of 3,000 weekly stops based upon annual 2020 deliveries made to date. The purchase will be all cash and non-dilutive to shareholders. The acquisitions are subject to approval by FedEx, an overlap of an additional acquisition, which is expected to sign in the near term, and customary due diligence. The purchase will be paid in cash and will not be dilutive to shareholders.

Recent Developments

Transaction with Transworld Enterprises, Inc.

On April 30, 2020, the Company entered into an agreement to acquire 100% of the outstanding equity interests of Transworld Enterprises, Inc. a Delaware corporation (“Transworld-Delaware”), pursuant to that certain Share Exchange Agreement, dated April 30, 2020 (referred to as the “Exchange Agreement”), by and among the Company, Transworld-Delaware and the shareholders of Transworld-Delaware. The transactions contemplated by the Exchange Agreement closed on May 8, 2020. In accordance with the Exchange Agreement, the Company acquired all of the outstanding shares of Transworld-Delaware in exchange for 1,000,000 shares of each of the Company’s Series D and Series F preferred stock. The series D preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock upon consummation of a reverse stock split and votes on an as converted basis. The series F preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock at any time at the option of the holder and votes on an as converted basis.

May 2020 Financing

On May 8, 2020, we entered into a securities purchase agreement with the Selling Stockholders pursuant to which we issued convertible notes in an aggregate principal amount of $3 million for an aggregate purchase price of $2.7 million (collectively, the “Notes”).  In connection with the issuance of the Notes, we issued to the Selling Stockholders warrants to purchase an aggregate of 7,600,000 shares of Common Stock (collectively, the “Warrants”) and 7.5 shares of series G convertible preferred stock (the “Series G Preferred Stock”).

The Notes each have a term of twelve months and mature on May 8, 2021, unless earlier converted. The Notes accrue interest at a rate of 8% per annum, subject to increase to 20% per annum upon and during the occurrence of an event of default. Interest is payable in cash on a quarterly basis beginning on June 30, 2020. The July 2020 Notes are convertible at any time, at the holder’s option, into shares of our common stock at an initial conversion price of $0.25 per share, subject to certain beneficial ownership limitations (with a maximum ownership limit of 9.99%) and subject to a decrease in the conversion price to the greater of (i) $0.01 or (ii) 75% of the average VWAP of the Common Stock for the immediately preceding five (5) Trading Days on the date of conversion. The conversion price is also subject to adjustment due to certain events, including stock dividends, stock splits and in connection with the issuance by the Company of common stock or common stock equivalents at an effective price per share lower than the conversion price then in effect. The Notes may be redeemed by the Company, in its sole discretion, in an amount equal to 110% of the principal amount, interest and any other amounts owed under the Notes, subject to certain limitations.

Each Warrant is exercisable for a period of two years from the date of issuance at an initial exercise price of $0.50 per share, subject to certain beneficial ownership limitations (with a maximum ownership limit of 9.99%). The exercise price is also subject to adjustment due to certain events, including stock dividends, stock splits and in connection with the issuance by the Company of common stock or common stock equivalents at an effective price per share lower than the exercise price then in effect . The investors may exercise the Warrants on a cashless basis if the shares of common stock underlying the Warrants are not then registered pursuant to an effective registration statement. In the event the Selling Shareholders exercise the Warrants on a cashless basis, then we will not receive any proceeds.

The Series G Preferred Stock have no voting rights and shall convert into 7.5% of our issued and outstanding shares of common stock upon consummation of a reverse stock split of our Common Stock.

The Notes rank senior to all current and future indebtedness of the Company and are secured by substantially all of the assets of the Company.

The Registration Rights Agreement was executed in connection with the issuance of the Notes, the Warrants and the Preferred Stock and the registration statement of which this prospectus is a part is being filed to fulfill our obligations under such agreement. If we fail to have it declared effective by the SEC within 150 days following the date of the financing, or if the Company fails to maintain the effectiveness of the registration statement until all of such shares of common stock have been sold or are otherwise able to be sold pursuant to Rue 144 under the Securities Act of 1933, as amended, without any volume or manner of sale restrictions, then the Company will be obligated to pay to Arena liquidated damages equal to then, in addition to any other rights the Holders may have hereunder or under applicable law, upon the occurrence of any such event and on each monthly anniversary of thereafter until the event is cured, the Company shall pay to the Selling Stockholders an amount in cash equal to their pro rata portion of $50,000, provided such amount shall increase by $25,000 on every thirty (30) day anniversary, until such events are satisfied.

KORR Value Financing

In May and June 2020, the Company entered into a purchase agreement with KORR Value LP, an entity controlled by Kenneth Orr, the Company’s Executive Chairman, pursuant to which the Company issued convertible notes in an aggregate principal amount of $550,000 for an aggregate purchase price of $500,000 (collectively, the “KORR Notes”).  In connection with the issuance of the KORR Notes, we issued to KORR Value warrants to purchase an aggregate of 1,266,667 shares of Common Stock (collectively, the “KORR Warrants”). The KORR Notes and KORR Warrants are on substantially the same terms as the Notes and Warrants issued to the Selling Shareholders except that the KORR Notes are subordinated to the Notes.

Reincorporation and Reverse Split

On July 13, 2020, the Board of Directors of the Company approved, subject to shareholder approval, (i) a Plan of Conversion, pursuant to which the Company will convert from a corporation incorporated under the laws of the State of Colorado to a corporation incorporated under the laws of the State of Delaware (the “Reincorporation”), and such approval includes the adoption of the Certificate of Incorporation (the “Delaware Certificate”) and the Bylaws (the “Delaware Bylaws”) for the Company under the laws of the State of Delaware, and a change in the name of the Company from “GoIP Global, Inc.” to “Transworld Holdings, Inc.”, each to become effective concurrently with the effectiveness of the Reincorporation and (ii) a reverse stock split of our outstanding common stock in a ratio of one-for-five hundred (1:500), provided that all fractional shares as a result of the split shall be automatically rounded up to the next whole share (the “Reverse Split”), to become effective immediately prior to the effectiveness of the Reincorporation. As of the date of this prospectus, shareholder approval has not been obtained and the Reincorporation and Reverse Split have not been implemented.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●
being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this prospectus;
●
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;
●
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
●
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards.    To the extent that we continue to qualify as a "smaller reporting company," as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Corporate Information

Our principal executive offices are located at 3419 West Gray Court, Tampa, FL 33609 and our telephone number is (917) 268-0660. We maintain a website at www.transworldenterprises.com. Information contained on or accessible through our website is not, and should not be considered, part of, or incorporated by reference into, this prospectus.

The Offering

On May 8, 2020, we entered into a securities purchase agreement with the Selling Stockholders pursuant to which we issued convertible notes in an aggregate principal amount of $3 million for an aggregate purchase price of $2.7 million (collectively, the “Notes”).  In connection with the issuance of the Notes, we issued to the Selling Stockholders warrants to purchase an aggregate of 7,600,000 shares of Common Stock (collectively, the “Warrants”) and 7.5 shares of series G convertible preferred stock (the “Series G Preferred Stock”). The shares being registered in this registration statement are shares of common stock issuable upon conversion of the Notes and the Series G Preferred Stock, and upon exercise of the Warrants.

Common stock offered by the Selling Stockholders
Up to 20,555,600 shares of our common stock that may be issued to certain of the Selling Stockholders, which includes 12,000,000 shares of our common stock issuable upon the conversion of Notes, 7,600,000 shares of our common stock issuable upon the exercise of Warrants and 955,600 shares of common stock which are issuable upon conversion of Series G Preferred Stock.

Common stock outstanding before Offering:	6,370,638,755
Common stock outstanding after Offering (assuming all shares of Common Stock are issued upon conversion and exercise):	6,391,194,355
Use of Proceeds

All of the Resale Shares sold pursuant to this prospectus will be offered and sold by the Selling Stockholders. We will not receive any proceeds from such sales. We would, however, receive proceeds upon the exercise of the Warrants held by the Selling Stockholders which, if such warrants are exercised in full, would be approximately $3,800,000.  Proceeds, if any, received from the exercise of such Warrants will be used for working capital and general corporate purposes. No assurances can be given that any of such Warrants will be exercised. See “Use of Proceeds.”

Offering Price
The Selling Stockholders may sell the Resale Shares at a fixed price of $0.25 per share until our Common Stock is listed or quoted on an established public trading market (including the OTCQB), and thereafter, at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, including, without limitation, in one or more transactions that may take place by ordinary brokerage transactions, privately-negotiated transactions or through sales to one or more underwriters or broker-dealers for resale. See “Plan of Distribution.”

Risk Factors
An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus  and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” beginning on page 10.

Trading Symbol	“GOIG.”

RISK FACTORS

An investment in our securities involves a high degree of risk. This prospectus contains the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to Our Business

Widespread health developments, including the recent global COVID-19 pandemic, could materially and adversely affect our business, financial condition and results of operations.

Our business has been, and may continue to be, impacted by the fear of exposure to or actual effects of the COVID-19 pandemic in countries where we operate or our customers are located, such as recommendations or mandates from governmental authorities to close businesses, limit travel, avoid large gatherings or to self-quarantine, as well as temporary closures or decreased operations of the facilities of our customers, distributors or suppliers. These impacts include, but are not limited to:

●
Significant reductions in demand or significant volatility in demand for one or more of our products, which may be caused by, among other things: the temporary inability of consumers to purchase our products due to illness, quarantine or other restrictions, store or restaurant closures, or financial hardship, shifts in demand away from one or more of our higher priced products to lower priced products, or stockpiling or similar activity, reduced options for marketing and promotion of products or other restrictions in connection with the COVID-19 pandemic; if prolonged, such impacts can further increase the difficulty of operating our business, including accurately planning and forecasting;

●
Inability to meet our consumers' and customers' needs and achieve costs targets due to disruptions in our manufacturing and supply arrangements caused by the loss or disruption of essential manufacturing and supply elements such as raw materials or purchased finished goods, logistics, reduction or loss of workforce due to the insufficiency or failure of our safety protocols, or other manufacturing and supply capability;

●
Failure of third parties on which we rely, including our suppliers, distributors, contract manufacturers, contractors, commercial banks and external business partners, to meet their obligations to us or to timely meet those obligations, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties; or

●
Significant changes in the conditions in markets in which we manufacture, sell or distribute our products, including quarantines, governmental or regulatory actions, closures or other restrictions that limit or close our operating and manufacturing facilities, restrict our employees' ability to perform necessary business functions, restrict or prevent consumers from having access to our products, or otherwise prevent our distributors, partners, suppliers, or customers from sufficiently staffing operations, including operations necessary for the production, distribution, sale, and support of our products.

All of these impacts could place limitations on our ability to execute on our business plan and materially and adversely affect our business, financial condition and results of operations.

If we are not able to deploy capital effectively and on acceptable terms, we may not be able to execute our business strategy.

Our strategy includes effectively deploying capital by acquiring interests in new companies. We may not be able to identify attractive acquisition candidates that fit our strategy. Even if we are able to identify acquisition candidates, we may not be ableto acquire interests in those companies due to an inability to reach mutually acceptable financial or other terms with those companies or due to competition from other potential acquirers that may have greater resources, brand name recognition, industry contacts or flexibility of structure than we do. The recent turmoil in the global economy has caused significant declines and fluctuations in the valuations of publicly-traded companies and privately-held companies. Uncertainty regarding the extent to whichvaluations of companies that fit our acquisition criteria will continue to fluctuate may affect our ability to accurately value potential acquisition candidates. Additionally, ongoing weak economic conditions may make it more difficult for us to obtain capital needed to deploy to new and existing partner companies. If we are unable to effectively deploy capital to partner companies on acceptable terms, we may not be able to execute on our strategy, and our business may be adversely impacted.

We have no history of profitability.

We commenced operations in 2017 and to date have not generated any profit. We do not have a significant operating history which would provide you with meaningful information about our past or future operations. The Company has not yet achieved positive cash flow on a monthly basis during any fiscal year including the fiscal year ended December 31, 2019 and there is significant risk to the survival of the Company.

We will need additional funding in the near future to continue our current level of operations and growth.

As of December 31, 2019, we had an accumulated deficit of $17,502,305. In addition, for the year ended December 31, 2019, we had a loss of $292,516. Revenues generated from our current operations are not sufficient to pay our on-going operating expenses. As of the date of this prospectus, our working capital needs since our acquisition of Transworld Enterprises, Inc., our wholly owned subsidiary, have been funded by securities sold to the Selling Shareholders. Therefore, we continue to obtain additional funding from the sale of our securities or from strategic transactions in order to fund our current level of operations.

Aside from continuing these loan transactions, we have not identified the sources for additional financing that we may require, and we do not have commitments from third parties to continue to provide this financing. Being a micro-cap stock, certain investors may be unwilling to invest in our securities. There is no assurance that sufficient funding through a financing will be available to us at acceptable terms or at all. Historically, we have raised capital through the issuance of convertible debt securities or straight equity securities. However, given the risks associated with our business, the risks associated with our common stock, the worldwide financial uncertainty that has affected the capital markets, and our status as a small, unknown public company, we expect in the near future, we will have a great deal of difficulty raising capital through traditional financing sources. Therefore, we cannot guarantee that we will be able to raise capital, or if we are able to raise capital, that such capital will be in the amounts needed. Our failure to raise capital, when needed, and in sufficient amounts, will severely impact our ability to continue to develop our business as planned. In addition, if we are unable to obtain funding as, and when needed, we may have to further reduce and/or cease our future operations. Any additional funding that we obtain in an equity or convertible debt financing is likely to reduce the percentage ownership of the company held by our existing security holders.

There is substantial doubt about the entity’s ability to continue as a going concern.

The consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred net losses of $292,516 and $646,190 for the years ended December 31, 2019 and 2018, respectively, and has incurred losses since inception resulting in an accumulated deficit of $17,502,305 as of December 31, 2019. The Company anticipates further losses in the development of its business.

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s ability to raise additional capital through the future issuances of debt or equity is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, or its attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

We have had operating losses since formation and expect to continue to incur net losses for the near term.

We currently have a working capital deficit and our current and projected revenues are not sufficient to fund our anticipated operating needs. We have reported net losses of $292,516 and $646,190 for the years ended December 31, 2019 and 2018, respectively. Unless our sales increase substantially in the near future, we will continue to incur net losses in the near term, and we may never be able to achieve profitability. In order to achieve profitable operations, we need to significantly increase our revenues from the sales of products. We cannot be certain that our business will ever be successful or that we will generate significant revenues and become profitable. As a result, an investment in our company is highly speculative and no assurance can be given that our business model will be successful and, therefore, that our stockholders will realize any return on their investment or that they will not lose their entire investment.

Our current sources of funding are limited, and any additional funding that we may obtain may be on unfavorable terms and may significantly dilute our existing shareholders.

We have not identified sources to fund our current and proposed operating activities. The amount of revenues that we currently generate is not sufficient to fund our operating expenses. As a result, unless and until our revenues increase significantly in the near future, we will have to obtain additional public or private equity financings or debt financings in order to continue our operations. Any additional funding that we obtain in a financing is likely to reduce the percentage ownership of the Company held by our existing security-holders. The amount of this dilution may be substantial based on our current stock price, and could increase if the trading price of our common stock declines at the time of any financing from its current levels. To the extent we raise additional capital by issuing equity securities, our stockholders will experience further dilution. If we raise funds through debt financings, we may become subject to restrictive covenants. We may also attempt to raise funds through corporate collaboration and licensing arrangements. To the extent that we raise additional funds through such means, we may be required to relinquish some rights to our technologies or products, or grant licenses on terms that are not favorable to us. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain the needed additional funding, we will have to reduce or even totally discontinue our operations, which would have a significant negative impact on our stockholders and could result in a total loss of their investment in our stock.

Funding, especially on terms acceptable to us, may not be available to meet our future capital needs because of the state of the credit and capital markets. Global market and economic conditions have been, and continue to be, disruptive and volatile. The cost of raising money in the debt and equity capital markets for smaller companies like ours has increased substantially while the availability of funds from those markets has diminished significantly. Also, low valuations and decreased appetite for equity investments, among other factors, may make the equity markets difficult to access on acceptable terms or unavailable altogether.

If adequate funds are not available, we may be required to delay, scale-back or eliminate our product enhancement and new product development programs. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

The nature of our business is speculative and dependent on a number of variables beyond our control that cannot be reliably ascertained in advance.

The revenues and profits of an enterprise like ours are generally dependent upon many variables. Our customer appeal depends upon factors which cannot be reliably ascertained in advance and over which we have no control, such as unpredictable customer and media reviews, industry analyst commentaries, and comparisons to competitive products. As with any relatively new business enterprise operating in a specialized and intensely competitive market, we are subject to many business risks which include, but are not limited to, unforeseen marketing difficulties, excessive research and development expenses, unforeseen negative publicity, competition, product liability issues, manufacturing and logistical difficulties, and lack of operating experience. Many of the risks may be unforeseeable or beyond our control. There can be no assurance that we will successfully implement our business plan in a timely or effective manner, that we will be able to generate sufficient interest in our products, or that we will be able to market and sell enough products and services to generate sufficient revenues to continue as a going concern.

Our markets are highly competitive, and our failure to compete successfully would limit our ability to sell our products, attract and retain customers and grow our business.

Our markets are highly competitive, and we expect that both direct and indirect competition will increase in the future. Within each of our markets, we encounter direct competition from various larger U.S. and non-U.S. competitors. The adoption of new technology likely will intensify the competition for our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition, adversely affecting our sales, and adversely affecting our business and prospects.

We may not be successful in developing our new products and services.

The market for our products and services is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to continually introduce new and innovative products and services. Our success will depend partially on our ability to introduce new products, services and technologies continually and on a timely basis and to continue to improve the performance, features and reliability of our products and services in response to both evolving demands of prospective customers and competitive products. There can be no assurance that any of our new or proposed products or services will maintain the limited market acceptance that we have to date established. Our failure to design, develop, test, market and introduce new and enhanced products, technologies and services successfully so as to achieve market acceptance could have a material adverse effect upon our business, operating results and financial condition.

There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products and services, or that our new products and services will adequately satisfy the requirements of prospective customers and achieve significant acceptance by those customers. Because of certain market characteristics, including technological change, changing customer needs, frequent new product and service introductions and evolving industry standards, the continued introduction of new products and services is critical. Delays in the introduction of new products and services may result in customer dissatisfaction and may delay or cause a loss of revenue. There can be no assurance that we will be successful in developing new products or services or improving existing products and services that respond to technological changes or evolving industry standards.

In addition, new or enhanced products and services introduced by us may contain undetected errors that require significant design modifications. This could result in a loss of customer confidence which could adversely affect the use of our products, which in turn, could have a material adverse effect upon our business, results of operations or financial condition.

We cannot accurately predict our future revenues and expenses.

We are currently developing various sources of revenues based on market conditions and the type of products that we are marketing. As such, the amount of revenues we receive from the sale and use of our products will fluctuate and depend upon our customer’s willingness to buy our products. As with any developing enterprise operating in a specialized and intensely competitive market, we are subject to many business risks which include, but are not limited to, unforeseen negative publicity, competition, product liability and lack of operating experience. Many of the risks may be unforeseeable or beyond our control. There can be no assurance that we will successfully implement our business plan in a timely manner, or generate sufficient interest in our products or services, or that we will be able to market and sell enough products and services to generate sufficient revenues to continue as a going concern.

Our expense levels in the future will be based, in large part, on our expectations regarding future revenue, and as a result net income/loss for any quarterly period in which material orders are delayed could vary significantly. In addition, our costs and expenses may vary from period to period because of a variety of factors, including our research and development costs, our introduction of new products and services, cost increases from third-party service providers or product manufacturers, production interruptions, changes in marketing and sales expenditures, and competitive pricing pressures.

There are risks of international sales and operations.

We anticipate that a growing, and potentially substantial portion of our future revenue from the sale of our products and services may be derived from customers located outside the United States. As such, a portion of our sales and operations could be subject to tariffs and other import-export barriers, currency exchange risks and exchange controls, foreign product standards, potentially adverse tax consequences, longer payment cycles, problems in collecting accounts receivable, political instability, and difficulties in staffing and managing foreign operations. Although we intend to monitor our exposure to currency fluctuations and currently the U.S. dollar is very strong giving us a significant buying advantage, there can be no assurance that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition. In the future, we could be required to sell our products and services in other currencies, which would make the management of currency fluctuations more difficult and expose our business to greater risks in this regard.

Our products may be subject to numerous foreign government standards and regulations that are continually being amended. Although we will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that we will be able to comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for us to redesign our products to comply with such standards or regulations. Our inability to design or redesign products to comply with foreign standards could have a material adverse effect on our business, financial condition and results of operations.

Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our current and potential stockholders could lose confidence in our financial reports, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and, depending on our future growth, may require our independent registered public accounting firm to annually attest to our evaluation, as well as issue their own opinion on our internal controls over financial reporting. The process of implementing and maintaining proper internal controls and complying with Section 404 is expensive and time consuming. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for future listing on one of the Nasdaq Stock Markets or national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which may reduce our stock price.

 Our ability to compete could be jeopardized and our business seriously compromised if we are unable to protect ourselves from third-party challenges or infringement of the proprietary aspects of the wireless location products and technology we develop.

Our products utilize a variety of proprietary rights that are critical to our competitive position. Because the technology and intellectual property associated with our products are evolving and rapidly changing, our current intellectual property rights may not adequately protect us in the future. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect the intellectual property utilized in our products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. In addition, monitoring unauthorized use of our products is difficult and we cannot be certain the steps we have taken will prevent unauthorized use of our technology. Also, it is possible that no additional patents or trademarks will be issued from our currently pending or future patent or trademark applications. Because legal standards relating to the validity, enforceability and scope of protection of patent and intellectual property rights are uncertain and still evolving, the future viability or value of our intellectual property rights is uncertain. Moreover, effective patent, trademark, copyright and trade secret protection may not be available in some countries in which we distribute or anticipate distributing our products. Furthermore, our competitors may independently develop similar technologies that limit the value of our intellectual property, design or patents. In addition, third parties may at some point claim certain aspects of our business infringe their intellectual property rights. While we are not currently subject to nor aware of any such claim, any future claim (with or without merit) could result in one or more of the following:

●	Significant litigation costs;

●	Diversion of resources, including the attention of management;

●	Our agreement to pay certain royalty and/or licensing fees;

●	Cause us to redesign those products that use such technology; or

●	Cessation of our rights to use, market, or distribute such technology.

Any of these developments could materially and adversely affect our business, results of operations and financial condition. In the future, we may also need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Whether successful or unsuccessful, such litigation could result in substantial costs and diversion of resources. Such costs and diversion could materially and adversely affect our business, results of operations and financial condition.

We depend on our key personnel to manage our business effectively in a rapidly changing market. If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.

Our future success depends to a significant degree on the skills, efforts and continued services of our executive officers and other key engineering, manufacturing, operations, sales, marketing and support personnel. If we were to lose the services of one or more of our key executive officers or other key engineering, manufacturing, operations, sales, marketing and support personnel, we may not be able to grow our business as we expect, and our ability to compete could be harmed, adversely affecting our business and prospects.

Rapid technological change in our market and/or changes in customer requirements could cause our products to become obsolete or require us to redesign our products, which would have a material adverse effect on our business, operating results and financial condition.

The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changing customer demands and evolving industry standards, any of which can render existing products obsolete. We believe that our future success will depend in large part on our ability to develop new and effective products in a timely manner and on a cost-effective basis. As a result of the complexities inherent in our products, major new products and product enhancements can require long development and testing periods, which may result in significant delays in the general availability of new releases or significant problems in the implementation of new releases. In addition, if we or our competitors announce or introduce new products our current or future customers may defer or cancel purchases of our products, which could materially adversely affect our business, operating results and financial condition. Our failure to develop successfully, on a timely and cost effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements would have a material adverse effect on our business, operating results and financial condition.

Future acquisitions or strategic investments may not be successful and may harm our operating results.

Future acquisitions or strategic investments could have a material adverse effect on our business and operating results because of:

●
The assumption of unknown liabilities, including employee obligations. Although we normally conduct extensive legal and accounting due diligence in connection with our acquisitions, there are many liabilities that cannot be discovered, and which liabilities could be material.

●
We may become subject to significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

●	Our operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

●	We could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with our existing operations.

●	Future acquisitions could divert substantial capital and our management’s attention.

●	We may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

Our executive officers and directors have the ability to significantly influence matters submitted to our stockholders for approval.

As of March 31, 2020, our executive officers and directors, in the aggregate, beneficially own shares representing approximately 67% of our common stock. Beneficial ownership includes shares over which an individual or entity has investment or voting power and includes shares that could be issued upon the exercise of options and warrants within 60 days after the date of determination. On matters submitted to our stockholders for approval, holders of our common stock are entitled to one vote per share. If our executive officers and directors choose to act together, they would have significant influence over all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these individuals, if they chose to act together, would have significant influence on the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Failure to manage growth effectively could adversely affect our business, results of operations and financial condition.

The success of our future operating activities will depend upon our ability to expand our support system to meet the demands of our growing business. Any failure by our management to effectively anticipate, implement, and manage changes required to sustain our growth would have a material adverse effect on our business, financial condition, and results of operations. We cannot assure you that we will be able to successfully operate acquired businesses, become profitable in the future, or effectively manage any other change.

Subsequent to consummation of any acquisition, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

Even if we conduct extensive due diligence on a target business with which we acquire, we cannot assure you that this examination will uncover all material risks that may be presented by a particular target business, or that factors outside of the target business and outside of our control will not later arise. Even if our due diligence successfully identifies the principal risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. As a result, from time to time we may be forced to write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments, including in particular, reporting and other requirements under the Exchange Act. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in fines, injunctive relief or similar remedies which could be costly to us or limit our ability to complete an initial business combination or operate the post-combination company successfully.

Risks Related to this Offering and Our Common Stock

There has been a limited public market for our common stock, and we do not know whether one will develop to provide you adequate liquidity. Furthermore, the trading price for our common stock, should an active trading market develop, may be volatile and could be subject to wide fluctuations in per-share price.

Our common stock is quoted on the OTC Pink under the trading symbol “GOIG”; historically, however, there has been a limited public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained. The liquidity of any market for the shares of our common stock will depend on a number of factors, including:

●
the number of stockholders;
●
our operating performance and financial condition;
●
the market for similar securities;
●
the extent of coverage of us by securities or industry analysts; and
●
the interest of securities dealers in making a market in the shares of our common stock.

Even if an active trading market develops, the market price for our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the price of shares of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors and actual or anticipated variations in our quarterly operating results could negatively affect our share price.

The volatility of the price of our common stock may also be impacted by the risks discussed under this “Risk Factors” section, in addition to other factors, including:

●
developments in the financial markets and worldwide or regional economies;
●
announcements of innovations or new products or services by us or our competitors;
●
announcements by the government relating to regulations that govern our industry;
●
significant sales of our common stock or other securities in the open market;
●
variations in interest rates;
●
changes in the market valuations of other comparable companies; and
●
changes in accounting principles.

Our outstanding warrants and preferred stock may affect the market price and liquidity of the common stock.

As of the date of this prospectus, we had approximately 6.4 billion shares of common stock outstanding and had outstanding warrants for the purchase of up to approximately 7.6 million additional shares of common stock at an exercise price of $0.50 per share, all of which are exercisable as of the date of this prospectus (subject to certain beneficial ownership limitations). We also had outstanding 1,000,000, 543,251. 1,000,000 and 7.5 shares of Series D preferred stock (the “Series D Preferred Stock”), Series E preferred stock (the “Series E Preferred Stock”), series F preferred stock ("Series F Preferred Stock") and Series G Preferred Stock, respectively. The Series D Preferred Stock converts into 80% of our issued and outstanding shares of Common Stock upon consummation of a reverse stock split. Our Series E Preferred Stock converts into shares of Common Stock upon consummation of a reverse stock split of our common stock. Our Series F Preferred Stock is convertible into 80% of our fully-diluted shares of common stock. Our Series G Preferred Stock is convertible into 7.5% of our issued and outstanding shares of Common Stock upon consummation of a reverse stock split of our Common Stock. In addition, as described more fully below, holders of our Note and Warrants may elect to receive a substantial number of shares of common stock upon conversion of the notes and/or exercise of the Warrants. The amount of common stock reserved for issuance may have an adverse impact on our ability to raise capital and may affect the price and liquidity of our common stock in the public market. In addition, the issuance of these shares of common stock will have a dilutive effect on current stockholders’ ownership.

The conversion of outstanding Notes into shares of common stock could materially dilute our current stockholders.

As of the date of this prospectus, after giving effect to the issuance of the Notes we had approximately $3 million aggregate principal amount of convertible notes and debentures outstanding. The convertible notes and debentures are convertible into shares of our common stock at fixed conversion prices, which may be less than the market price of our common stock at the time of conversion, and which may be subject to future adjustment due to certain events, including the issuance by the Company of common stock or common stock equivalents at an effective price per share lower than the conversion rate then in effect. If the entire principal is converted into shares of common stock, we would be required to issue an aggregate of no less than 12 million shares of common stock. If we issue all of these shares, the ownership of our current stockholders will be diluted.

Because our common stock may be deemed a low-priced “penny” stock, an investment in our common stock should be considered high-risk and subject to marketability restrictions.

Historically, the trading price of our common stock has been $5.00 per share or lower, and deemed a penny stock, as defined in Rule 3a51-1 under the Exchange Act, and subject to the penny stock rules of the Exchange Act specified in rules 15g-1 through 15g-100. Those rules require broker–dealers, before effecting transactions in any penny stock, to:

●
deliver to the customer, and obtain a written receipt for, a disclosure document;
●
disclose certain price information about the stock;
●
disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;
●
send monthly statements to customers with market and price information about the penny stock; and
●
in some circumstances, approve the purchaser’s account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

Financial Industry Regulatory Authority (“FINRA”) sales practice requirements may also limit a stockholder’s ability to buy and sell our common stock, which could depress the price of our common stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require a broker-dealer to have reasonable grounds for believing that the investment is suitable for that customer before recommending an investment to a customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. Thus, the FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares of common stock, have an adverse effect on the market for our shares of common stock, and thereby depress our price per share of common stock.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock may be negatively affected. In the event that we receive securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Colorado law and our articles of incorporation, as amended (“articles of incorporation”), our bylaws (“bylaws”) and other governing documents contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders, which could cause our stock price to decline. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

We do not currently or for the foreseeable future intend to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, any return on your investment in our common stock will be limited to the appreciation in the price of our common stock, if any.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

Upon effectiveness of the registration statement of which this prospectus forms a part, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the listing requirements of the stock exchange on which our securities are listed or quoted, if any. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an "emerging growth company." In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage that we had through Synergy. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

We are an "emerging growth company" and as a result of our reduced disclosure requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an "emerging growth company" until the earliest to occur of earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of this prospectus; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the sale of the shares offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of the shares by the Selling Stockholders covered by this prospectus. We would, however, receive proceeds upon the exercise of the Warrants held by the selling stockholders which, if such Warrants are exercised in full, would be approximately $3,800,000.  Proceeds, if any, received from the exercise of such Warrants will be used for working capital and general corporate purposes. No assurances can be given that any of such Warrants will be exercised.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Pink of the marketplace maintained by OTC Markets Group, Inc. under the symbol “GOIG.” Our common stock trades on a limited or sporadic basis and should not be deemed to constitute an established public trading market. There is no assurance that there will be liquidity in the common stock.

Stockholders

As of July 13, 2020, there were 939 stockholders of record, which total does not include stockholders who hold their shares in “street name.” The transfer agent for our common stock is Manhattan Transfer Registrar Company, whose address is 38B Sheep Pasture Road, Port Jefferson, New York 11777.
..
Dividends

We have not paid any dividends on our common stock to date and do not anticipate that we will pay dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that the Board may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock during such time.

Securities Authorized for Issuance under Equity Compensation Plans

We currently do not have any equity compensation plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

During the second half of 2019, the Company pursued licensing requirements for cultivating cannabis in Kenya as well as took steps seeking to become a licensed grower of hemp and a CBD extractor and processor in the State of New York. In addition, the Company took steps to establish international relationships for the production and distribution of CBD products. Beginning in January 2020, the Company decided to no longer pursue its previously announced opportunities in the cannabis space and decided to seek other business opportunities.

On April 30, 2020, the Company entered into an agreement to acquire 100% of the outstanding equity interests of Transworld Enterprises, Inc. a Delaware corporation (“Transworld”), pursuant to that certain Share Exchange Agreement, dated April 30, 2020 (referred to as the “Exchange Agreement”), by and among the Company, Transworld and the shareholders of Transworld. The transactions contemplated by the Exchange Agreement closed on May 8, 2020. In accordance with the Exchange Agreement, the Company acquired all of the outstanding shares of Transworld in exchange for 1,000,000 shares of each of the Company’s Series D and Series F preferred stock. The series D preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock upon consummation of a reverse stock split and votes on an as converted basis. The series F preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock at any time at the option of the holder and votes on an as converted basis.

TransWorld’s mission is to operate as a profitable holding company operating in a number of business segments, initially including transportation, simple technology services, consumer goods and active investments.  TransWorld’s primary focus is to bring value to its shareholders by bringing last mile solutions in the ecommerce world.

On June 1, 2020, Transworld signed a non-binding letter of intent to acquire a transportation company that operates FedEx home and ground routes in the NYC area. On June 15, 2020, Transworld signed a second non-binding letter of intent to acquire the rights and assets of a second FedEx Route. The route is currently serving no less than an average of 3,000 weekly stops based upon annual 2020 deliveries made to date. The purchase will be all cash and non-dilutive to shareholders. The acquisitions are subject to approval by FedEx, an overlap of an additional acquisition, which is expected to sign in the near term, and customary due diligence. The purchase will be paid in cash and will not be dilutive to shareholders.

Recent Developments

Transaction with Transworld Enterprises, Inc.

On April 30, 2020, the Company entered into an agreement to acquire 100% of the outstanding equity interests of Transworld Enterprises, Inc. a Delaware corporation (“Transworld-Delaware”), pursuant to that certain Share Exchange Agreement, dated April 30, 2020 (referred to as the “Exchange Agreement”), by and among the Company, Transworld-Delaware and the shareholders of Transworld-Delaware. The transactions contemplated by the Exchange Agreement closed on May 8, 2020. In accordance with the Exchange Agreement, the Company acquired all of the outstanding shares of Transworld-Delaware in exchange for 1,000,000 shares of each of the Company’s Series D and Series F preferred stock. The series D preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock upon consummation of the Reverse Stock Split and votes on an as converted basis. The series F preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock at any time at the option of the holder and votes on an as converted basis.

May 2020 Financing

On May 8, 2020, we entered into a securities purchase agreement with the Selling Stockholders pursuant to which we issued convertible notes in an aggregate principal amount of $3 million for an aggregate purchase price of $2.7 million (collectively, the “Notes”).  In connection with the issuance of the Notes, we issued to the Selling Stockholders warrants to purchase an aggregate of 7,600,000 shares of Common Stock (collectively, the “Warrants”) and 7.5 shares of series G convertible preferred stock (the “Series G Preferred Stock”).

The Notes each have a term of twelve months and mature on May 8, 2021, unless earlier converted. The Notes accrue interest at a rate of 8% per annum, subject to increase to 20% per annum upon and during the occurrence of an event of default. Interest is payable in cash on a quarterly basis beginning on June 30, 2020. The July 2020 Notes are convertible at any time, at the holder’s option, into shares of our common stock at an initial conversion price of $0.25 per share, subject to certain beneficial ownership limitations (with a maximum ownership limit of 9.99%) and subject to a decrease in the conversion price to the greater of (i) $0.01 or (ii) 75% of the average VWAP of the Common Stock for the immediately preceding five (5) Trading Days on the date of conversion. The conversion price is also subject to adjustment due to certain events, including stock dividends, stock splits and in connection with the issuance by the Company of common stock or common stock equivalents at an effective price per share lower than the conversion price then in effect. The Notes may be redeemed by the Company, in its sole discretion, in an amount equal to 110% of the principal amount, interest and any other amounts owed under the Notes, subject to certain limitations.

Each Warrant is exercisable for a period of two years from the date of issuance at an initial exercise price of $0.50 per share, subject to certain beneficial ownership limitations (with a maximum ownership limit of 9.99%). The exercise price is also subject to adjustment due to certain events, including stock dividends, stock splits and in connection with the issuance by the Company of common stock or common stock equivalents at an effective price per share lower than the exercise price then in effect . The investors may exercise the Warrants on a cashless basis if the shares of common stock underlying the Warrants are not then registered pursuant to an effective registration statement. In the event the Selling Shareholders exercise the Warrants on a cashless basis, then we will not receive any proceeds.

The Series G Preferred Stock have no voting rights and shall convert into 7.5% of our issued and outstanding shares of common stock upon consummation of a reverse stock split of our Common Stock.

The Notes rank senior to all current and future indebtedness of the Company and are secured by substantially all of the assets of the Company.

The Registration Rights Agreement was executed in connection with the issuance of the Notes, the Warrants and the Preferred Stock and the registration statement of which this prospectus is a part is being filed to fulfill our obligations under such agreement. If we fail to have it declared effective by the SEC within 150 days following the date of the financing, or if the Company fails to maintain the effectiveness of the registration statement until all of such shares of common stock have been sold or are otherwise able to be sold pursuant to Rue 144 under the Securities Act of 1933, as amended, without any volume or manner of sale restrictions, then the Company will be obligated to pay to Arena liquidated damages equal to then, in addition to any other rights the Holders may have hereunder or under applicable law, upon the occurrence of any such event and on each monthly anniversary of thereafter until the event is cured, the Company shall pay to the Selling Stockholders an amount in cash equal to their pro rata portion of $50,000, provided such amount shall increase by $25,000 on every thirty (30) day anniversary, until such events are satisfied.

KORR Value Financing

In May and June 2020, the Company entered into a purchase agreement with KORR Value LP, an entity controlled by Kenneth Orr, the Company’s Executive Chairman, pursuant to which the Company issued convertible notes in an aggregate principal amount of $550,000 for an aggregate purchase price of $500,000 (collectively, the “KORR Notes”).  In connection with the issuance of the KORR Notes, we issued to KORR Value warrants to purchase an aggregate of 1,266,667 shares of Common Stock (collectively, the “KORR Warrants”). The KORR Notes and KORR Warrants are on substantially the same terms as the Notes and Warrants issued to the Selling Shareholders except that the KORR Notes are subordinated to the Notes.

Reincorporation and Reverse Split

On July 13, 2020, the Board of Directors of the Company approved, subject to shareholder approval, (i) a Plan of Conversion, pursuant to which the Company will convert from a corporation incorporated under the laws of the State of Colorado to a corporation incorporated under the laws of the State of Delaware (the “Reincorporation”), and such approval includes the adoption of the Certificate of Incorporation (the “Delaware Certificate”) and the Bylaws (the “Delaware Bylaws”) for the Company under the laws of the State of Delaware, and a change in the name of the Company from “GoIP Global, Inc.” to “Transworld Holdings, Inc.”, each to become effective concurrently with the effectiveness of the Reincorporation and (ii) a reverse stock split of our outstanding common stock in a ratio of one-for-five hundred (1:500), provided that all fractional shares as a result of the split shall be automatically rounded up to the next whole share (the “Reverse Split”), to become effective immediately prior to the effectiveness of the Reincorporation. As of the date of this prospectus, shareholder approval has not been obtained and the Reincorporation and Reverse Split have not been implemented.

Impact of COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this prospectus. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation and its impact on our financial condition, liquidity, operations, suppliers, industry, and workforce.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change and we do not yet know the full extent of potential delays or impacts on our business, financing or clinical trial activities or on healthcare systems or the global economy as a whole. Although we cannot estimate the length or gravity of the impact of the COVID-19 outbreak nor estimate the potential impact to our fiscal year 2020 financial statements at this time, if the pandemic continues, it could have a material adverse effect on our results of future operations, financial position, liquidity, and capital resources, and those of the third parties on which we rely in fiscal year 2020.

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2019 and 2018

Revenues

We had no revenue during the fiscal years ended December 31, 2019 and 2018.

Personnel Expenses

Personnel expenses were $131,970 for the fiscal year ended December 31, 2019 and $159,500 for the fiscal year ended December 31, 2018, a decrease of $27,530. Personnel expenses consist primarily of fees paid to consultants. The decrease of $27,530 was primarily due $24,000 paid in stock issued for services during fiscal year December 31, 2018 versus $0 in fiscal year December 31, 2019.

General and Administrative Expenses

General and administrative expenses were $50,028 for the fiscal year ended December 31, 2019 and $41,057 for the fiscal year ended December 31, 2018, an increase of $8,971. General and administrative expenses consist primarily of professional fees, office expenses, travel and entertainment, and fees paid for investor relations. The increase was primarily a result of increased office expenses and legal fees.

Total Operating Expenses

Total operating expenses were $181,998 for the fiscal year ended December 31, 2019 and $200,557 for the fiscal year ended December 31, 2018, a decrease of $18,559. Total operating expenses consists of personnel expenses and general and administrative expenses. The decrease of $18,559 was primarily due $24,000 paid in stock issued for services in fiscal year December 31, 2018 versus $0 in fiscal year December 31, 2019.

Net Operating Loss

The Company had a net operating loss of $(181,998) for the fiscal year ended December 31, 2019 and $(200,557) for the fiscal year ended December 31, 2018, a decrease of $(18,559). The decrease of $18,559 was primarily due $24,000 paid in stock issued for services in fiscal year December 31, 2018 versus $0 in fiscal year December 31, 2019.

Interest Expense

Interest expense was $(28,124) for the fiscal year ended December 31, 2019 and $(5,489) for the fiscal year ended December 31, 2018, an increase of $(22,635). Interest expense consists primarily of interest related to convertible debt. The increase was a result of additional debt being issued during the fiscal year ended December 31, 2019.

Amortization of Debt Discount

Amortization of debt discount was $(138,922) for the fiscal year ended December 31, 2019 and $(27,578) for the fiscal year ended December 31, 2018, an increase of $(111,344). The increase was a result of additional debt being issued during the fiscal year ended December 31, 2019.

Change in Fair Value of Derivative Liabilities

Change in fair value of derivative liabilities resulted in income of $56,628 for the fiscal year ended December 31, 2019 and expense of $(412,566) for the fiscal year ended December 31, 2018, a decrease of $469,914. The decrease was a result of a decline in fair value of the derivative instruments from December 31, 2018 to December 31, 2019.

Total Other Expenses

Total other expenses were $(110,418) for the fiscal year ended December 31, 2019 and $(445,633) for the fiscal year ended December 31, 2018, a decrease of $(335,215). Total other expenses consist of interest expense, amortization of debt discount and change in fair value of derivative liabilities. The decrease was primarily a result of a decline in fair value of the derivative instruments from December 31, 2018 to December 31, 2019.

Net Loss

Net loss was $(292,416) for the fiscal year ended December 31, 2019 and $(646,190) for the fiscal year ended December 31, 2018, a decrease of $(353,774). The decrease was primarily a result of a decline in fair value of the derivative instruments from December 31, 2018 to December 31, 2019.

Liquidity and Capital Resources

The Company’s current operations have focused on business planning and raising capital. The Company has sustained operating losses since inception and expects such losses to continue over the foreseeable future. In the second quarter of 2020, the Company issued an approximately $3.0 million aggregate principal amount of the Notes. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. Management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include but are not limited to: public offerings of equity and/or debt securities, payments from potential strategic research and development, licensing and/or marketing arrangements. Management has also implemented cost saving efforts. Management believes that these ongoing and planned financing endeavors, if successful, will provide adequate financial resources to continue as a going concern for at least the next six months from the date the financial statements are issued; however, there can be no assurance in this regard. If the Company is unable to secure adequate additional funding, its business, operating results, financial condition and cash flows may be materially and adversely affected.

The financial statements of the Company have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has incurred substantial losses and negative cash flows from operations since its inception and has an accumulated deficit of approximately $17.5 million. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales or revenue from its products. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Critical Accounting Policies

We consider the following accounting policies to be critical given they involve estimates and judgments made by management and are important for our investors’ understanding of our operating results and financial condition. For more information see Note 2 to our audited financial statements beginning on page F-1 of this prospectus.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the valuation of equity issued for services, valuation of equity associated with convertible debt, the valuation of derivative liabilities, and the valuation of deferred tax assets. Actual results could differ from these estimates.

Derivative Liability

The Company evaluates convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC Topic 815, "Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Stock Based Compensation Expense

The Company records stock-based compensation in accordance with the provisions of FASB ASC Topic 718, “Accounting for Stock Compensation,” which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC Topic 718, the Company recognizes an expense for the fair value of its stock awards at the time of grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. As of December 31, 2019 and 2018, there were no options outstanding, respectively. For the year ended December 31, 2018, the Company issued 30,000,000 shares to non-employees for services and recorded $24,000 in expense related to the shares.

Convertible Debentures

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature ("BCF"). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 "Debt with Conversion and Other Options". In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Net Income (Loss) Per Common Share

The Company computes loss per common share, in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company has adopted this guidance effective January 1, 2019. The Company currently has no leases.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, issued as a new Topic, ASC Topic 606. The new revenue recognition standard supersedes all existing revenue recognition guidance. Under this ASU, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14, issued in August 2015, deferred the effective date of ASU 2014-09 to the first quarter of 2018, with early adoption permitted in the first quarter of 2017. The Company has adopted this guidance effective January 1, 2018. The adoption of this standard did not have a material impact on the financial statements.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update addresses a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company has adopted this guidance effective January 1, 2018. The adoption of this standard did not have a material impact on the financial statements.

On June 20, 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce cost and complexity and to improve financial reporting for share-based payments to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). Under the new standard, companies will no longer be required to value non-employee awards differently from employee awards. Meaning that companies will value all equity classified awards at their grant-date under ASC 718 and forgo revaluing the award after this date. The Company adopted ASU 2018-07 on January 1, 2018. The adoption of this standard did not have a material impact on the financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Inflation

We believe that inflation has not had a material adverse impact on our business or operating results during the periods presented.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements as of the date of this prospectus.

BUSINESS

Beginning in January 2018, the Company announced that it would be embarking on ventures related to the Internet of Value, or IoV. This ventures encompass the use of technologies that enable the instant exchange of value transactions like currencies, notes, securities, intellectual property, music, scientific discoveries and more without intermediaries, similar to how information is exchanged across the Internet today.  In pursuing this, the Company intended on focusing on developing and acquiring technology that solves real world transactional problems within specific sectors of business and industry. The Company believed this technology would enable secure and formalize the digital relationships shaping the future of enterprise, government and the global economy. The first generation of the digital revolution brought us the Internet of Information.  The second generation- powered by Blockchain Technology – is bringing us the Internet of Value: a new, distributed platform that can help us create the digital relationships that will reshape the world of business and transform the old order of human affairs for the better.

In furtherance of this business model, in February 2018, the Company entered into a Reseller Agreement with Circuit Meter of Canada (“Circuit Meter”) to resell their system for Energy Management, Real Submetering and Energy Analytics. Circuit Meter’s analytics enables clients to identify and take action in 3 categories: turn off what you don’t need, optimize what have and replace equipment with more efficient alternatives.  The Company intended on marketing Circuit Meter services in New York since Circuit Meter was NYSERDA (RTEM) compliant which provides 30% cost share incentives for implementation in New York State and its metering complied with New York City Local Law 88, which requires all commercial buildings 50,000 sq. feet or greater to install sub meters in their building by 2025. In addition, GoENERGY, a wholly owned subsidiary of the Company was formed and was registered in New York State and was intending to register for ESCO status with the NYISO.  Such registration would allow the Company to register with the several New York State energy providers such as ConEdison, National Grid and Niagara Mohawk to enable the Company to service their energy customers in New York’s deregulated market. The plan is to have our energy customers buy and pay directly to/from our energy suppliers, eliminating several layers of middlemen and costs.

Towards the end of 2018, the Company abandoned the IoV business model and decided to pursue developing a branded high-quality CBD Isolate to be sold and processed on a wholesale level, in company-managed processing facilities. CBD Isolate is a form of CBD that can be combined with other products to make it ingestible. Products containing CBD are marketed as a dietary supplement. In furtherance of this plan, in November 2018, the Company entered into a merger agreement with CubeIt Corp. a manufacturing and management services company focused on the emerging Cannabis Industry, where its CubeIT Grow modular, was a cost-effective, code-compliant, fully-scalable turnkey solution for launching or expanding a growers operations during all phases of the cultivation process.

In January 2019, the Company announced that after much due diligence regarding the previously announced CubeIT merger, the Company’s management has determined that the merger is premature at this time since CubeIT’s products were still in the final stages of construction and testing, and management felt that it was in the best interest of the Company to wait until the final product build and then revisit any potential merger. In addition to agreeing to resell the Cubeit Grow Pods when ready, the Company has entered into a dealer agreement with CannaPods,  which held 3 patents for their unique grow pods.

In March 2019, the Company obtained the initial approval from the Kenya Ministry of Agriculture and is finalizing steps for licensing to export Cannabis. The current negotiations cover an initial lease of 500 acres for production, which can be expanded. The lease term was for 25 years.  The Company believed that Kenya being on the equator provides the best conditions for year round production coupled with being a major agricultural export country, will allow Kenyan Cannabis production to fill the need for Medical and recreational Cannabis demand for the European Union and Canada.

During the remainder of 2019, the Company pursued the Kenya licensing requirements as well as took steps seeking to become a licensed grower of hemp and a CBD extractor and processor in the State of New York. From cloning and genetics to Co2 Supercritical oil extraction to brand development of tinctures (drops), gummies, lotions, and other CBD infused products, the Company sought to be a truly a vertical soil-to-shelf company. In addition, the Company took steps to establish international relationships for the production and distribution of CBD products.

Beginning in January 2020, the Company decided to no longer pursue its previously announced opportunities in the cannabis space and decided to seek other business opportunities.

On April 30, 2020, the Company entered into an agreement to acquire 100% of the outstanding equity interests of Transworld Enterprises, Inc. a Delaware corporation (“Transworld”), pursuant to that certain Share Exchange Agreement, dated April 30, 2020 (referred to as the “Exchange Agreement”), by and among the Company, Transworld and the shareholders of Transworld. The transactions contemplated by the Exchange Agreement closed on May 8, 2020. In accordance with the Exchange Agreement, the Company acquired all of the outstanding shares of Transworld in exchange for 1,000,000 shares of each of the Company’s Series D and Series F preferred stock. The series D preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock upon consummation of a reverse stock split and votes on an as converted basis. The series F preferred stock is convertible into 80% of the Company’s issued and outstanding shares of common stock at any time at the option of the holder and votes on an as converted basis.

TransWorld’s mission is to operate as a profitable holding company operating in a number of business segments, initially including transportation, simple technology services, consumer goods and active investments.  TransWorld’s primary focus is to bring value to its shareholders by bringing last mile solutions in the ecommerce world.

On June 1, 2020, Transworld signed a non-binding letter of intent to acquire a transportation company that operates FedEx home and ground routes in the NYC area. On June 15, 2020, Transworld signed a second non-binding letter of intent to acquire the rights and assets of a second FedEx Route. The route is currently serving no less than an average of 3,000 weekly stops based upon annual 2020 deliveries made to date. The purchase will be all cash and non-dilutive to shareholders. The acquisitions are subject to approval by FedEx, an overlap of an additional acquisition, which is expected to sign in the near term, and customary due diligence. The purchase will be paid in cash and will not be dilutive to shareholders.

Employees

As of August 1, 2020, we had 0 employees. Many of our activities are outsourced to consultants who provide services to us on a project basis. As business activities require and capital resources permit, we will hire additional employees to fulfill our company’s needs.

Properties

Our principal executive offices are located at 3419 West Gray Court, Tampa, FL 33609. We are not paying any rent for such space, as it is donated to us from our former Chief Executive Officer. We believe that our current office space will be adequate for the foreseeable future.

Legal Proceedings

There are no pending legal proceedings to which we are a party or in which any of our directors, officers or affiliates, any owner of record or beneficially of more than 5% of any class of voting securities of our company, or security holder is a party adverse to us or has a material interest adverse to us. Our property is not the subject of any pending legal proceedings.

Corporate History

We were incorporated in the State of Colorado on December 27, 2017.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the names, ages, and biographical information of each of our current directors and executive officers, and the positions with the Company held by each person. Our directors serve a one-year term until their successors are elected and qualified, or until such director’s earlier death, resignation or removal. Our executive officers are elected annually by our board of directors and serve a one year term until their successors are elected and qualified, or until such officer’s earlier death, resignation or removal.

Name	Age	Position
Phil Scala		Chief Executive Officer and Chairman of the Board
Kenneth Orr		Executive Chairman
Justin Deutsch		Director
Jim Murphy		Director

Kenneth Orr has been Executive Chairman since May 2020. He is the founder and CEO of KORR Acquisitions Group, Inc. has initiated numerous activist investments, all of which have outperformed the markets, proved profitable, and have provided Ken with specific skills and knowledge that can only be gained through experience. Mr. Orr acquired Herold Securities in 1994 and renamed the firm First Cambridge Securities. FCS established offices in New York City and Los Angeles. As Chief Executive Officer, Kenny built the firm to over 400 employees with more than 15,000 clients. Clearing through Bear Stearns, FCS quickly became one of Bear Stearn’s largest correspondents. FCS was an underwriter, syndicate member and/or placement agent in billions of dollars’ worth of IPOs, secondary offerings and private placements. In addition to brokerage services, FCS maintained a proprietary trading desk, fixed income department and a research department. Co-underwriters and/or syndicate members of FCS included Starr securities, Fagenson & Co., Merrill Lynch, Bear Stearns, Montgomery, and Rausher Pierce. Notable underwritings and/or investment focuses included Rentway, which later sold to Rent-A-Center in 2003, and Ivax Corporation, which sold to Teva in 2005, creating the largest generic drug manufacturer in the world.  Kenneth Orr is a graduate of Tufts University (‘88 – Bachelor of Science), Columbia Business School (Value Investing) and Harvard Business School (Leading with Finance).

Phil Scala has been chief executive officer and director since May 2020. Prior to forming Pathfinder Consultants International, Philip Scala served the United States both as a Commissioned Officer in the US Army for five years followed by his 29 years of service with the FBI. Mr. Scala served in the United States Army from 1974 through 1979. He graduated from the Airborne, Ranger, and Pathfinder Schools (Honor Graduate) at the Fort Benning Infantry School, and served with the First of the Sixth Infantry, First Armored Division, in the Federal Republic of Germany (1974-1977). During his service, he was promoted to the rank of Captain. Upon acceptance in to the FBI academy, Captain Scala resigned his commission, and entered the FBI Academy located on the United States Marine Corps Base at Quantico, Virginia; graduating and being appointed as a Special Agent of the FBI, in April of 1979. Mr. Scala served 15 years in the New York SWAT team, including the leadership of the Brooklyn-Queens team and Senior team leader for the New York Division from 1990-1995. His training included certifications as Rappel-Master, Tactical Instructor, Sniper, and Firearms instructor. He has participated in numerous SWAT operations, arrests, skyjackings and raids, including the Hell’s Angels HQ, the Atlanta Prison uprising, and the rescue of a mutinied oil tanker (Liberian-flagged, “Ypapanti”), in the Atlantic Ocean. In 1993, he led the raid on the Al-Qaeda bomb factory, where five terror operatives were arrested, and seized five explosive drums intended to destroy the United Nations, Federal Plaza, and the city’s tunnels. On May 10, 1998, Mr. Scala was selected as a Supervisory Special Agent for the Gambino La Cosa Nostra Squad (C-16). During his tenure, the squad successfully investigated and prosecuted the Mob infiltration of Wall Street, the New York Waterfront investigation, “Murder Incorporated,” labor racketeering, the NY Construction Industry, dismantlement of the Gambino family in NY and Sicily, the NBA referee case, and the largest consumers’ fraud ($1 billion) in US history, which involved the mob’s infiltration of the internet, telecommunications, and banking industries. From 2003-2008, Mr. Scala developed and implemented the NY Office’s Leadership Development Program, which assisted relief supervisors develop excellence in leadership through mentoring, journalizing, “Best Practice” experiences, and accountability tools. The program was designed to be continuous, progressive, and measurable in assisting the FBI leaders maximize their leadership potential throughout their careers.  Mr. Scala received his bachelor’s degree and Master of Business Administration in accounting from St. John’s University; he also earned a Master of Arts degree in Psychology from New York University.

Justin Deutsch has been a director of the Company since May 2020. Mr. Deutsch joined Weybosset Research & Management, LLC in October 2014 as a portfolio manager. Prior to joining the firm, he was an equity analyst and trader at Bay Crest Partners for five years, specializing in large cap companies. Justin has been instrumental in helping build portfolios at Weybosset – think, trains, truck engines, beer, industrial gasses, and retailing. Before Bay Crest, Justin worked as head trader and portfolio manager for Horn Capital Management, a hedge fund based in New York City. Justin received his BA from New York University and most recently attended the Harvard Kennedy Schools program, Investment Decisions and Behavioral Finance. He currently splits his time between New York and Providence.

James Murphy has been a director of the Company since June 2020. Mr. Murphy brings more than 40 years of investigative and consulting experience as the Founder and President of Sutton Associates. From 1980 to 1984, Mr. Murphy was an Assistant Special Agent in Charge with the Federal Bureau of Investigation, responsible for a territory encompassing more than seven million people. His investigative specialties included organized crime, white-collar crime, labor racketeering and political corruption. From 1976 to 1980, Mr. Murphy was assigned to the Office of Planning and Evaluation at FBI headquarters, Washington, D.C. In this capacity, he evaluated and recommended changes in the FBI's administrative and investigative programs. Since entering the private sector in 1984, Mr. Murphy has advanced the industry by developing systematic and professional protocols for performing due diligence, as well as other investigative services.

Board Committees, Compensation Committee Interlocks and Insider Participation

Due to the small number of directors, at the present time the duties of an Audit Committee, Nominating and Governance Committee and Compensation Committee (including with respect to setting executive officer compensation) are performed by the Board as a whole. At such time as we have more directors on our Board, these committees will be formed. We do not currently have an “audit committee financial expert” since we currently do not have an audit committee.

Family Relationships

None

Arrangements between Officers and Directors

Except as set forth herein, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which the officer or director was selected to serve as an officer or director.

Involvement in Certain Legal Proceedings

Except as set forth herein, we are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

While the events underlying the actions and/or settlements described below were over 20 years ago, and the final settlements of such matters were over 15 years ago, investors may wish to consider the above information prior to making an investment in the Company. For further details on the above, go to www.sec.gov, or contact the Company.

Kenneth Orr, our President, Chief Financial Officer and Director, was a registered principal and president of First Cambridge Securities Corporation (“First Cambridge”) from March 1994 until May 23, 1997. First Cambridge was registered with the Securities and Exchange Commission (the “Commission”) as a brokerdealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended, during the period of Mr. Orr’s employment. On May 9, 1997, the Alabama Securities Commission (the “ASC”) issued an order of suspension against Mr. Orr and First Cambridge for failure to respond to a visitation letter from the commission directing the production of documents relevant to an investigation being conducted by the ASC. On November 10, 1999, the Securities and Exchange Commission (the “Commission”) filed a civil action in federal district court against Mr. Orr and sixteen other defendants. In connection therewith, a Final Judgment of Permanent Injunction and Other Relief was entered by the Court, on September 13, 2002, as to Mr. Orr, with respect to which Mr. Orr consented without admitting or denying the allegations in the Commission's Complaint, permanently enjoining him from future violations of Section 17(a) of the Securities Act, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, ordering him to disgorge $55,000 in ill-gotten SMRH:4845-7219-2191.7 -11- gains, approximately $44,000 in prejudgment interest, and post-judgment interest, and ordering Orr to pay a civil penalty of $55,000. Mr. Orr consented to the entry of the final judgment without admitting or denying the allegations in the Commission's Complaint. Regarding the same allegations in the SEC complaint, on January 3, 2002, in a settlement with the US Attorney, Mr. Orr pleaded guilty to one count of indirect conspiracy, and, on May 21, 2002, a judgment was entered against Mr. Orr by the Court pursuant to which Mr. Orr ordered to pay a $3,000 fine. In addition and as part of the above, in December 2004, Mr. Orr consented to the entry of an Order Making Findings and Imposing Remedial Sanctions pursuant to Section 15(b) of the Securities Exchange Act of 1934. In connection therewith, Mr. Orr was barred from association with any broker or dealer. Any reapplication for association by Mr. Orr will be subject to the applicable laws and regulations governing the reentry process. Mr. Orr has determined not to reapply or seek reentry.

Code of Ethics and Code of Conduct

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website. In addition, we intend to post on our website all disclosures that are required by law concerning any amendments to, or waivers from, any provision of the code. The information on our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION

As a “smaller reporting company” under SEC rules, our named executive officers for the fiscal year ended December 31, 2019 (collectively, the “Named Executive Officers”) were as follows:

●
Isaac H. Sutton, our former Chief Executive Officer who resigned from the Company on April 30, 2020.

No other executive officers received total annual compensation during the fiscal year ended December 31, 2019 in excess of $100,000.

As of December 31, 2019, we did not pay any compensation to our Named Executive Officers.

We currently do not have any employment agreements or agreements with any of our executive officers.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2019, there were no unexercised options, unvested stock awards or outstanding equity incentive plan awards held by our Named Executive Officers.

Long-Term Incentive Plans, Retirement or Similar Benefit Plans

As of December 31, 2019, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

Resignation, Retirement, Other Termination, or Change in Control Arrangements

We do not have arrangements in respect of remuneration received or that may be received by our Named Executive Officers set forth above to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Director Compensation

As of December 31, 2019, we did not pay any compensation to our directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of August 1, 2020, as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock that are currently exercisable or convertible within 60 days of August 1, 2020 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address of each stockholder is c/o GoIP Global, Inc. at 3419 West Gray Court, Tampa, FL 33609.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Outstanding (1)	Shares of Series D Preferred Stock Beneficially Owned	Percentage of Class Outstanding (2)	Shares of Series F Preferred Stock Beneficially Owned	Percentage of Class Outstanding (3)
Security Ownership of Certain Beneficial Owners:
Korr Acquisitions Group, Inc. 1400 Old Country Road Westbury, NY 11590	--	--	666,667	66.67%	1,000,000	100%
KORR Value, LP 400 Old Country Road Westbury, NY 11590	--	--	166,667	16.67%	--	--
Security Ownership of Management and Directors:
Kenneth Orr (4)	--	--	833,334	83.34%	1,000,000	100%
Phil Scala	--	--	--	--	--	--
Justin Deutsch	--	--	6,667	*	--	--
James Murphy	--	--	--	--	--	--
Executive officers and directors as a group — 4 persons	--	--	840,000	84.0%	1,000,000	100%

* less than 1%

(1)
The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of common stock that the individual has the right to acquire within 60 days of August 1, 2020, through the exercise of any stock option or other right.

(2)
Each share of our series D preferred stock is entitled to vote on any matter and shall collectively represent 80% of the votes eligible to be cast in any manner. Upon consummation of a reverse stock split, the series D preferred stock shall convert into 80% of the Company’s issued and outstanding shares of common stock.

(3)
Our series F Preferred Stock shall vote together with the common stock on an as converted basis. The series F preferred stock is convertible into 80% of our fully-diluted shares of common stock at any time at the option of the Holder.

(4)
Mr. Orr is the principal operating officer of of KORR Acquisitions Group, Inc., which is the general partner of KORR Value LP. Mr. Orr has sole voting and dispositive power over the shares held by KORR Acquisitions Group, Inc. and KORR Value LP.

SELLING STOCKHOLDERS

The common stock being offered by the selling shareholders are those previously issued to the selling shareholders, and those issuable to the selling shareholders, upon conversion of the Notes and/or the Series G Preferred Stock and exercise of the Warrants.

We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the securities by the selling shareholders that were issued in the May 2020 private placement, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the series G preferred stock, notes and warrants, as of August 1, 2020, assuming conversion of the notes and/or series G preferred stock and exercise of warrants held by the selling shareholders on that date, without regard to any limitations on exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.

In accordance with the terms of the registration rights agreement with the selling shareholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the selling shareholders upon conversion of the series G preferred stock, (ii) the maximum number of shares of common stock issuable upon conversion of the notes, determined as if the outstanding notes were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC and (iii) the maximum number of shares of common stock issuable upon exercise of the warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants or conversion of the notes. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Notes and Warrants, a selling shareholder may not exercise the notes and/or exercise the warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding common stock following such conversion and/or exercise. The number of shares in the second column does not reflect this limitation.

The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

			Shares of Common Stock Beneficially Owned after the Offering
Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares Owned After the Offering	Percentage of Class
Mt. Whitney Securities, LLC (1)(2)	12,387,298	12,387,298	--	--
Arena Originating Co., LLC (1)(3)	1,138,040	1,138,040	--	--
Arena Special Opportunities Fund, LP (1)(4)	4,357,362	4,357,362	--	--
Arena Special Opportunities Partners I, LP (1)(5)	2,672,899	2,672,899	--	--

(1) Consists of Notes, Warrants and shares of Series G Preferred Stock held by Arena Origination Co., LLC (“Originating Fund”), Arena Special Opportunities Fund, LP (“Opportunities Fund”), Arena Special Opportunities Partners I, LP (“Partners Fund” and together with the Originating Fund and Opportunities Fund, the “Arena Funds”), respectively. In addition, includes Notes held by Mt. Whitney Securities LLC (“Managed Account,” and together with the Arena Funds, the “Arena Entities”). Arena Investors, LP is the investment adviser of, and may be deemed to beneficially own securities owned by the Arena Entities (the “Investment Advisor”). Westaim Origination Holdings, Inc is the managing member of, and may be deemed to beneficially own securities owned by, Originating Fund. Arena Special Opportunities Fund (Onshore) GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, Opportunities Fund. Arena Special Opportunities Partners (Onshore) GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, Partners Fund. The Managed Account is an account separately managed by the Investment Advisor. Arena Investors GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by the Investment Advisor. Each of the Investment Advisor and either the managing member or the general partner of the respective Arena Fund share voting and disposal power over the shares held by each Arena Fund described above. Each of the persons set forth above other than applicable entity holding such shares disclaims beneficial ownership of the shares beneficially owned by such entity and this disclosure shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities. The address for the entities set forth above is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

(2) Consists of (a) 7,231,488 shares of common stock issuable upon conversion of the Notes, (b) 4,579,943 shares of common stock issuable upon exercise of the Warrants and (c) 575,867 shares of common stock issuable upon conversion of the Series G Preferred Stock.

(3) Consists of (a) 664,368 shares of common stock issuable upon conversion of the Notes, (b) 420,766 shares of common stock issuable upon exercise of the Warrants and (c) 52,906 shares of common stock issuable upon conversion of the Series G Preferred Stock.

(4) Consists of (a) 2,543,752 shares of common stock issuable upon conversion of the Notes, (b) 1,611,043 shares of common stock issuable upon exercise of the Warrants and (c) 202,567 shares of common stock issuable upon conversion of the Series G Preferred Stock.

(5) Consists of (a) 1,560,392 shares of common stock issuable upon conversion of the Notes, (b) 988,248 shares of common stock issuable upon exercise of the Warrants and (c) 124,569 shares of common stock issuable upon conversion of the Series G Preferred Stock.

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at $0.25 per share until our shares are quoted on the OTC Bulletin Board, OTCQX, OTCQB or listed on a national securities exchange, and thereafter, at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●
block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●
an exchange distribution in accordance with the rules of the applicable exchange;
●
privately negotiated transactions;
●
settlement of short sales;
●
in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
●
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●
a combination of any such methods of sale; or
●
any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholder specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we may be entitled to contribution.

DESCRIPTION OF SECURITIES

The following description of our capital stock, together with any additional information we include in any applicable prospectus supplement or any related free writing prospectus, summarizes the material terms and provisions of our capital stock. For the complete terms of our capital stock, please refer to our certificate of incorporation bylaws that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any applicable prospectus supplement. The terms of these securities may also be affected by the Colorado Business Corporation Act (the “CBCA”). The summary below and that contained in any applicable prospectus supplement or any related free writing prospectus are qualified in their entirety by reference to our articles of incorporation and bylaws.

General

As of the date of this prospectus, our authorized capital stock consists of 6,800,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of August 1, 2020, there were 6,370,638,755 shares of our common stock, 1,000,000 shares of Series D Preferred Stock, 543,251 shares of Series E Preferred Stock, 1,000,000 shares of Series F Preferred Stock and 7.5 shares of Series G Preferred Stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the Board out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all of our debts and other liabilities, subject to the liquidation preferences of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that we may designate and issue in the future.

Preferred Stock

Our Board is authorized, without action by the stockholders, to designate and issue up to 10.0 million shares of preferred stock in one or more series. In the past the Board has designated series lettered A through G and issued shares in those series. As of the date of this prospectus, only preferred shares in the series designated D, E, F ang G have shares issued and outstanding. Our Board can fix or alter the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting a class or series. The issuance of preferred stock could, under certain circumstances, result in one or more of the following adverse effects:

●
decreasing the market price of our common stock;

●
restricting dividends on our common stock;

●
diluting the voting power of our common stock;

●
impairing the liquidation rights of our common stock; or

●
delaying or preventing a change in control of us without further action by our stockholders.

Our Board will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders.

Series D Preferred Stock

Shares of our Series D Preferred Stock shall be entitled to vote on any matter and shall each collectively represent 80% of the votes eligible to be cast in any manner.. The Series D Preferred Stock are not entitled to any dividends (unless specifically declared by our Board), but will participate on an as-converted-to-common-stock basis in any dividends to the holders of our common stock. All shares of Series D Preferred Stock shall be converted into shares of the Company’s Common Stock upon the Company completing a 500 to 1 reverse stock split (the “Reverse Split”) so that upon conversion, the Series D Preferred Stock will be converted into such number of shares of Common Stock that equal 80% of the issued and outstanding shares of Common Stock of the Company following the Reverse Split and conversion of the Series D Preferred Stock. In the event of our dissolution, liquidation or winding up, the holders of our Series D Preferred Stock will convert their shares into common stock and be on parity with the holders of our common stock and will participate, on a on an as-converted-to-common stock basis, in any distribution to holders of our common stock.

Series E Preferred Stock

Each share of our Series E Preferred Stock is convertible at any time, at the option of the holder, into 1,000 shares of our common stock, subject to adjustment for, among other things, stock dividends, stock splits, combinations, reclassifications of our capital stock and mergers or consolidations. The Series E Preferred Stock will automatically convert to shares of common stock upon the Company effectuating the Reverse Split. At no time may any holder convert into common stock if such conversion would cause the holder to beneficially own more than 9.9% of the Company’s common stock. Shares of our Series E Preferred Stock do not have any voting rights. The Series E Preferred Stock will be entitled to receive dividends on par with the holders of our common stock. In the event of our dissolution, liquidation or winding up, the holders of our Series D Preferred Stock will convert their shares into common stock and be on parity with the holders of our common stock and will participate, on a on an as-converted-to-common stock basis, in any distribution to holders of our common stock.

Series F Preferred Stock

Each share of the Series D Preferred Stock shall convert, on one occasion, at the sole option of the Holder into 80% of our fully-diluted shares of common stock on the date of conversion. Each Holder shall be entitled to the whole number of votes equal to the number of shares of Common Stock into which such holder’s Series F Preferred Stock would be convertible on the record date for the vote or consent of stockholders, and shall otherwise have voting rights and powers equal to the voting rights and powers of the Common Stock. The Series F Preferred Stock shall rank pari passu with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company with the Series D Preferred Stock and all other shares of capital stock of the Company shall be junior in rank to all Series D Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company.

Series G Preferred Stock

Each share of our Series G Preferred Stock is convertible at any time, at the option of the holder, into 1% of our shares of our common stock, subject to adjustment for, among other things, stock dividends, stock splits, combinations, reclassifications of our capital stock and mergers or consolidations. The Series G Preferred Stock will automatically convert to shares of common stock upon the Company effectuating the Reverse Split. At no time may any holder convert into common stock if such conversion would cause the holder to beneficially own more than 9.9% of the Company’s common stock. Shares of our Series G Preferred Stock do not have any voting rights. The Series G Preferred Stock will be entitled to receive dividends on par with the holders of our common stock. In the event of our dissolution, liquidation or winding up, the holders of our Series G Preferred Stock will convert their shares into common stock and be on parity with the holders of our common stock and will participate, on a on an as-converted-to-common stock basis, in any distribution to holders of our common stock.

Anti-Takeover Provisions Under Our Charter and Bylaws and Colorado Law

Certain provisions of Colorado law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. Our Board has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Board Vacancies Filled Only by Majority of Directors. Vacancies and newly created seats on our Board may be filled only by a majority of the directors then in office. Only our Board may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our Board makes it more difficult to change the composition of our Board, but these provisions promote a continuity of existing management.

Amendment of Charter Provisions. In order to amend certain of the above provisions in our certificate of incorporation and our bylaws, the Board is expressly authorized to adopt, alter or repeal the bylaws, subject to the rights of the stockholders entitled to vote. Stockholders can vote at any stockholder meeting and repeal, alter, or amend the bylaws by the affirmative vote of a majority of the stockholders entitled to vote in such meeting.

Transfer Agent and Registrar

Our transfer agent and registrar for our capital stock is Manhattan Transfer Registrar Company, whose address is 38B Sheep Pasture Road, Port Jefferson, New York 11777.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as disclosed below, during the last two fiscal years, there have been no transactions, or proposed transactions, in which our company was or is to be a participant where the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year-end and in which any director, executive officer or beneficial holder of more than 5% of the outstanding common, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

The balance in related party payables amounted to $302,031 and $401,517 for the years ended December 31, 2019 and 2018, respectively. The Company has an oral agreement with the CEO, who provides management services through a private entity that he owns. The expenses are classified in the statements of operations as general and administrative expenses. For the years ended December 31, 2019 and 2018, the Company accrued $90,000 and $120,000 in management service fees to the Company’s CEO, respectively.

During the year ended December 31, 2019, the Company’s former CEO converted $100,000 of accrued management services into 375,000,000 shares of common stock.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York.

EXPERTS

The financial statements of GoIP Global, Inc. at December 31, 2019 and 2018, and for each of the two years in the period ending December 31, 2019, appearing in this prospectus have been audited by Accell Audit & Compliance, P.A., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission's website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission's public reference room, and the website of the Securities and Exchange Commission referred to above.

GOIP GLOBAL, INC.

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GoIP Global, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GoIP Global, Inc. (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, the Company has incurred net losses and negative cash flow from operations since inception. These factors, and the need for additional financing in order for the Company to meet its business plans raises substantial doubt about the Company’s ability to continue as a going concern. Our opinion is not modified with respect to that matter.

We have served as the Company’s auditor since 2019.
Tampa, Florida
June 4, 2020

4806 West Gandy Boulevard ● Tampa, Florida 33611 ● 813.440.6380

GOIP GLOBAL, INC.
BALANCE SHEETS

	December 31,	December 31,
	2019	2018
ASSETS
Current assets
Cash	$31	$-
Total assets	$31	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	33,952	38,100
Related party payable	302,031	401,517
Convertible notes payable, net of unamortized discount		27,578
Derivative liabilities	-	476,566
Total current liabilities	335,983	943,761

Commitments and contingencies (Note 9)

Stockholder's deficit
Preferred stock, $0.001 par value, 10,000,000 shares authorized;
Series B: 1,000,000 shares authorized; 200,000 shares issued and outstanding at December 31, 2019 and 2018, respectively	200	200
Series A: 10,000 authorized; 0 and 100,000 shares issued and outstanding at December 31, 2019 and 2018, respectively		100
Series C: 5,000,000 authorized; 2,000,000 shares issued and outstanding at December 31, 2019 and 2018 respectively	2,000	2,000
Series E: 1,000,000 authorized; 418,251 and 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	418	-
Common stock, $0.001 par value; 6,800,000,000 shares authorized 4,758,164,306 and 4,143,164,306 issued and outstanding at December 31, 2019 and 2018, respectively	4,758,168	4,143,168
Additional paid in capital	10,793,092	12,110,660
Shares to be issued	1,612,475	10,000
Accumulated deficit	(17,502,305)	(17,209,889)
Total stockholders' deficit	(335,952)	(943,761)

Total liabilities and stockholders' deficit	$31	$0

  The accompanying notes are an integral part of these financial statements

GOIP GLOBAL, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31,

	2019	2018
Revenues	$-	$-

Operating expenses
Personnel expenses	131,970	159,500
General and administrative	50,028	41,057
Total operating expenses	181,998	200,557

Net operating loss	(181,998)	(200,557)

Other income (expenses):
Interest expense	(28,124)	(5,489)
Amortization of debt discount	(138,922)	(27,578)
Change in fair value of derivative liabilities	56,628	(412,566)
Total other expenses	(110,418)	(445,633)

Net income (loss)	$(292,416)	$(646,190)

Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	4,439,520,470	4,138,972,525

  The accompanying notes are an integral part of these financial statements

GOIP GLOBAL, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Preferred Stock
	Series B		Series A		Series C		Series E		Common Stock			Additional
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	To Be Issued	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2017	200,000	$200	100,000	$100	2,000,000	$2,000	-	$1	4,113,164,306	$4,113,168	$-	$12,116,660	$(16,563,699)	$(331,571)
Subscribed shares to be issued	-	-	-	-	-	-	-	-	-	-	10,000	-	-	10,000

Shares issued for services	-	-	-	-	-	-	-	-	30,000,000	30,000	-	(6,000)	-	24,000

Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(646,190)	(646,190)

Balance, December 31, 2018	200,000	200	100,000	100	2,000,000	2,000	-	-	4,143,164,306	4,143,168	10,000	12,110,660	(17,209,889)	(943,761)

Sale of common stock	-	-	-	-	-	-	-	-	465,000,000	465,000	(10,000)	(370,000)	-	85,000

Conversion of debt to common stock	-	-	-	-	-	-	-	-	1,227,474,719	-	1,227,475	(735,943)	-	491,532

Conversion of liabilities to common stock	-	-	-	-	-	-	-	-	150,000,000	150,000	-	(121,788)	-	28,212

Conversion of debt into Series E	-	-	-	-	-	-	418,25	418		-	-	167,563	-	167,981
Preferred stock							1

Conversion of accrued payroll to common stock	-	-	-	-	-	-	-	-	375,000,000	-	375,000	(275,000)	-	100,000

Conversion of Series A Preferred stock to common stock	-	-	(100,000)	(100)	-	-	-	-	10,000,000	-	10,000	(9,900)	-	-

Beneficial conversion feature	-	-	-	-	-	-	-	-	-	-	-	27,500	-	27,500

Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(292,416)	(292,416)
Balance, December 31, 2019	200,000	$200	-	$-	2,000,00	$2,000	418,251	$418	6,370,639,025	4,758,168	1,612,475	$10,793,092	$(17,502,305)	$(335,952)

  The accompanying notes are an integral part of these financial statements

GOIP GLOBAL, INC.
STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(292,416)	$(646,190)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	-	24,000
Change in fair value of derivative liabilities	(56,628)	412,566
Amortization of debt discount	138,922	27,578
Changes in working capital requirements:
Accounts payable and accrued liabilities	(4,148)	14,051
Related party advances	5,811	93,995
Net cash used in operating activities	(208,459)	(74,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash receipts from subscribed common stock (to be issued)	-	10,000
Cash receipts from sale of common stock	94,990	-
Cash receipts from issuance of convertible notes payable	113,500	64,000
Net cash provided by financing activities	208,490	74,000

NET INCREASE IN CASH	31	-
CASH, BEGINNING OF PERIOD	-	-
CASH, END OF PERIOD	$31	$-

Supplemental disclosure of cash flow information
Cash paid for interest expense	$-	$-
Cash paid for income taxes	$-	$-

Non-cash operating and financing activities:
Conversion of liabilities to common stock	$787,725	$-

  The accompanying notes are an integral part of these financial statements

GOIP GLOBAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

GoIP Global. Inc. ("GoIP or the "Company”) was incorporated on May 8, 2003 as E Education Network, Inc. (“EEN”) under the laws of the State of Nevada. On August 10, 2005, the Company’s name was changed to GoIP Global, Inc. On December 28, 2017 the company was redomiciled in Colorado and is now a Colorado corporation.

GoIP business operations deals with The Internet of Value (IoV) which enables the instant exchange of value transactions like currencies, stocks, votes, securities, intellectual property, music, scientific discoveries, and more without intermediaries. Similar to how information is exchanged across the internet today. This is powerful because it enables a future for everyone to share in the transfer of value. The Internet of Value is poised to reshape and transform e-Commerce and the global economy. But for it to become reality and adopted, it must ensure trust.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the valuation of equity issued for services, valuation of equity associated with convertible debt, the valuation of derivative liabilities, and the valuation of deferred tax assets. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from services. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time, typically upon delivery.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Financial Accounting Standards Board (“ FASB”) Accounting Standards Codification (“ASC”) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time, typically upon delivery.

Fair Value Measurements and Fair Value of Financial Instruments

The Company adopted Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

The Company follows ASC subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") and ASC 825-10, which permits entities to choose to measure many financial instruments and certain other items at fair value.

Derivative Liability

The Company evaluates convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC Topic 815, "Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Stock Based Compensation Expense

The Company records stock-based compensation in accordance with the provisions of FASB ASC Topic 718, “Accounting for Stock Compensation,” which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC Topic 718, the Company recognizes an expense for the fair value of its stock awards at the time of grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. As of December 31, 2019 and 2018, there were no options outstanding, respectively. For the year ended December 31, 2018, the Company issued 30,000,000 shares to non-employees for services and recorded $24,000 in expense related to the shares.

Convertible Debentures

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature ("BCF"). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 "Debt with Conversion and Other Options". In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Advertising, Marketing and Public Relations

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company recorded advertising expenses in the amount of $3,000 and $0 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted FASB ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net Income (Loss) Per Common Share

The Company computes loss per common share, in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company has adopted this guidance effective January 1, 2019. The Company currently has no leases.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, issued as a new Topic, ASC Topic 606. The new revenue recognition standard supersedes all existing revenue recognition guidance. Under this ASU, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14, issued in August 2015, deferred the effective date of ASU 2014-09 to the first quarter of 2018, with early adoption permitted in the first quarter of 2017. The Company has adopted this guidance effective January 1, 2018. The adoption of this standard did not have a material impact on the financial statements.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update addresses a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company has adopted this guidance effective January 1, 2018. The adoption of this standard did not have a material impact on the financial statements.

On June 20, 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce cost and complexity and to improve financial reporting for share-based payments to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). Under the new standard, companies will no longer be required to value non-employee awards differently from employee awards. Meaning that companies will value all equity classified awards at their grant-date under ASC 718 and forgo revaluing the award after this date. The Company adopted ASU 2018-07 on January 1, 2018. The adoption of this standard did not have a material impact on the financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Concentration of credit risks

The Company maintains accounts with financial institutions. All cash in checking accounts is non-interest bearing and is fully insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances may exceed the maximum coverage provided by the FDIC on insured depositor accounts. The Company believes it mitigates its risk by depositing its cash and cash equivalents with major financial institutions. There were no cash deposits in excess of FDIC insurance at December 31, 2019 and 2018.

4. Going Concern

The Company's financial statements are prepared using the GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. At December 31, 2019 and 2018, the Company had $31 and $0 in cash and $335,952 and $943,761 in negative working capital, respectively. For the years ended December 31, 2019 and 2018, the Company had a net loss of $292,416 and $646,190, respectively. Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has operating costs and expenses at the present time for development of its business activities. The Company, however, will be required to raise additional capital over the next twelve months to meet its current administrative expenses, and it may do so in connection with or in anticipation of possible acquisition transactions. This financing may take the form of additional sales of its equity securities loans from its directors and or convertible notes. There is no assurance that additional financing will be available, if required, or on terms favorable to the Company.

5. Related party transactions

The balance in related party payables amounted to $302,031 and $401,517 for the years ended December 31, 2019 and 2018, respectively. The Company has an oral agreement with the CEO, who provides management services through a private entity that he owns. The expenses are classified in the statements of operations as general and administrative expenses. For the years ended December 31, 2019 and 2018, the Company accrued $90,000 and $120,000 in management service fees to the Company’s CEO, respectively.

During the year ended December 31, 2019, the Company’s CEO converted $100,000 of accrued management services into 375,000,000 shares of common stock.

6. Convertible promissory notes

The Company issued multiple convertible notes. The Company has accounted for these Notes as financing transactions, wherein the net proceeds that were received were allocated to the financial instrument issued. Prior to making the accounting allocation, the Company evaluated the notes under ASC 815 Derivatives and Hedging (“ASC 815”). ASC 815 generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The material embedded derivative features consisted of the embedded conversion option and a buy-in put. The conversion option bears risks of equity which were not clearly and closely related to the host debt agreement and required bifurcation. Current accounting principles that are also provided in ASC 815 do not permit an issuer to account separately for individual derivative terms and features that require bifurcation and liability classification. Rather, such terms and features must be and were bundled together and fair valued as a single, compound embedded derivative.

Seacor Note

On January 30, 2018, the Company entered into a convertible promissory note agreement (the “Seacor Note”) with a lender for a face value of $12,500. The coupon rate is 12% per annum and the maturity date is January 31, 2019. The note is convertible into common stock at the lender’s option at $.0001 per share. The proceeds were received in three tranches: (i) $5,000 on January 30, 2018, (ii) $5,000 on February 23, 2018 and (iii) $2,500 on March 23, 2018.

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation
Compound embedded derivative	$78,082
Day-one derivative loss	(65,582)
$12,500

The proceeds were allocated to the compound embedded derivative. This resulted in a day-one derivative loss and therefore, there was no value allocated to the note on the inception date. The Note will be accreted up to its face value of $12,500 over the life of the Note based on an effective interest rate. Amortization expense for the years ended December 31, 2019 and 2018 amounted to $3,697 and

$8,803, respectively. On December 31, 2019, the holder converted the $12,500 face value plus $2,795 in accrued interest into 152,945,205 shares of common stock. The carrying value of the Note as of December 31, 2019 and 2018 amounted to $0 and $8,803, respectively.

Oscaleta Notes

On February 12, 2018, the Company entered into a convertible promissory note agreement (the “Oscaleta Note 1”) with a lender for a face value of $5,000. The coupon rate is 12% per annum and the maturity date is February 12, 2019. The note is convertible into common stock at the lender’s option at $.0001 per share. On March 9, 2018, the Company entered into a convertible promissory note agreement (the “Oscaleta Note 2”) with a lender for a face value of $10,000. The coupon rate is 12% per annum and the maturity date is March 9, 2019. The note is convertible into common stock at the lender’s option at $.0001 per share.

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation
Compound embedded derivative	$62,649
Day-one derivative loss	(47,649)
$15,000

The proceeds were allocated to the compound embedded derivative. This resulted in a day-one derivative loss and therefore, there was no value allocated to the note on the inception date. The Note will be accreted up to its face value of $15,000 over the life of Note based on an effective interest rate. Amortization expense for the years ended December 31, 2019 and 2018 amounted to $8,634 and $6,366, respectively. On December 31, 2019, the holder converted $15,000 face value plus $3,309 in accrued interest into 183,090,500 shares of common stock. The carrying value of the Note as of December 31, 2019 and 2018 amounted to $0 and $6,366, respectively.

Sky Direct Note 1

On January 16, 2018, the Company entered into a convertible promissory note agreement (the “Sky Direct Note 1”) with a lender for a face value of $49,400. The coupon rate is 12% per annum and the maturity date is January 17, 2019. The note is convertible into common stock at the lender’s option at $.0001 per share. The proceeds were received in thirteen tranches: (1) $5,000 on January 16, 2018, (2)

$1,000 on July 17, 2018, (3) $2,500 on October 22, 2018, (4) $5,000 on October 29, 2018, (5) $7,500 on November 7, 2018, (6) $2,500
on November 9, 2018, (7) $5,000 on November 13, 2018, (8) $3,000 on November 20, 2018, (9) $3,000 on November 28, 2018 (10),
$2,000 on November 30, 2018, (11) $6,000 on January 9, 2019, (12) $1,400 on January 17, 2019 and (13) $5,500 on February 8, 2019.

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation
Compound embedded derivative	$388,631
Day-one derivative loss	(339,231)
$49,400

The proceeds were allocated to the compound embedded derivative. This resulted in a day-one derivative loss and therefore, there was no value allocated to the note on the inception date. The Note will be accreted up to its face value of $49,400 over the life of Note based on an effective interest rate. Amortization expense for the years ended December 31, 2019 and 2018 amounted to $36,992 and $12,408, respectively. On December 31, 2019, the holder converted $49,400 face value plus $6,381 in accrued interest into 557,806,137 shares of common stock. The carrying value of the Note as of December 31, 2019 and 2018 amounted to $0 and $12,408, respectively.

Sky Direct Note 2

On February 15, 2019, the Company entered into a convertible promissory note agreement (the “Sky Direct Note 2”) with a lender for a face value of $38,100. The coupon rate is 12% per annum and the maturity date is February 16, 2020. The note is convertible into common stock at the lender’s option at $.0001 per share. The proceeds were received in seven tranches: (1) $4,000 on February 15, 2019, (2) $7,000 on February 27, 2019, (3) $13,000 on March 1, 2019, (4) $6,600 on March 6, 2019, (5) $2,500 on March 27, 2019, (6) $2,000 on April 11, 2019 and (7) $3,000 on April 30, 2019.

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation
Compound embedded derivative	$263,418
Day-one derivative loss	(225,318)
$38,100

The proceeds were allocated to the compound embedded derivative. This resulted in a day-one derivative loss and therefore, there was no value allocated to the note on the inception date. The Note will be accreted up to its face value of $38,100 over the life of Note based on an effective interest rate. Amortization expense for the year ended December 31, 2019 amounted to $38,100. On December 31, 2019, the holder converted $38,100 face value plus $3,725 in accrued interest into 4,182,510 shares of Series D preferred stock. The carrying value of the Note as of December 31, 2019 amounted to $0.

Schaeffer Note

On January 24, 2019, the Company entered into a convertible promissory note agreement (the “Schaeffer Note”) with a lender for a face value of $30,000. The coupon rate is 12% per annum and the maturity date is July 15, 2019. The note is convertible into common stock at the lender’s option at $.0001 per share.

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation
Compound embedded derivative	$179,548
Day-one derivative loss	(149,548)
$30,000

The proceeds were allocated to the compound embedded derivative. This resulted in a day-one derivative loss and therefore, there was no value allocated to the note on the inception date. The Note will be accreted up to its face value of $30,000 over the life of Note based on an effective interest rate. Amortization expense for the year ended December 31, 2019 amounted to $30,000. On December 31, 2019, the holder converted $30,000 face value plus $3,363 in accrued interest into 333,632,877 shares of common stock. The carrying value of the Note as of December 31, 2019 amounted to $0.

7. Derivative financial instruments

As of December 31, 2019, the convertible notes were converted in full and as a result the derivative liabilities at December 31, 2019 amounted to $0. The following tables summarize the components of the Company’s derivative liabilities and linked common shares as of December 31, 2018 and the amounts that were reflected in income related to derivatives for the year then ended:

	December 31, 2018
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values
Compound embedded derivative	679,414,247	$(476,566)

The following tables summarizes the effects on the Company’s gain (loss) associated with changes in the fair values of the derivative financial instruments by type of financing for the years ended December 31, 2019 and 2018:

Year Ended
The financings giving rise to derivative financial instruments and the income effects:	December 31, 2019
Compound embedded derivative	$498,225
Day-one derivative loss	(441,597)
Total gain (loss)	$56,628

Year Ended
The financings giving rise to derivative financial instruments and the income effects:	December 31, 2018
Compound embedded derivative	$(20,835)
Day-one derivative loss	(391,731)
Total gain (loss)	$(412,566)

The Company’s face value $172,500 Convertible Promissory Notes issued between January 16, 2018 and November 30, 2018 gave rise to derivative financial instruments. The Notes embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. These terms and features consist of the embedded conversion option.

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. In addition, the standards do not permit an issuer to account separately for individual derivative terms and features embedded in hybrid financial instruments that require bifurcation and liability classification as derivative financial instruments. Rather, such terms and features must be bundled together and fair valued as a single, compound embedded derivative. The Company has selected the Monte Carlo Simulations valuation technique to fair value the compound embedded derivative because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving compound embedded derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulations technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the compound embedded derivative that has been bifurcated from the Convertible Notes and classified in liabilities:

	Inception	December 31, 2018	December 31, 2019
Quoted market price on valuation date	$0.0003 - 0.0014	$0.0008	$0.0004
Contractual conversion rate	$0.0001	$0.0001	$0.0001
Range of effective contractual conversion rates	--	--	--
Contractual term to maturity	0.13 - 1.00 Year	0.05 - .18 Years	0.13 Years
Market volatility:
Volatility	170.00%	170.00%	170.00%
Contractual interest rate	12.0%	12.0%	12.0%

The following table reflects the issuances of compound embedded derivatives and changes in fair value inputs and assumptions related to the compound embedded derivatives during the years ended December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Balances at January 1	$476,566	$-
Issuances:
Convertible Note Financing	516,597	455,731
Changes in fair value inputs and assumptions reflected in income	(498,225)	20,835
Conversions	(494,938)	-
Balances at December 31	$-	$476,566

The fair value of the compound embedded derivative is significantly influenced by the Company’s trading market price, the price volatility in trading and the interest components of the Monte Carlo Simulation technique.

8. Equity

Preferred Stock

The Company has 10,000,000 Shares of Preferred Stock authorized with a par value of $.001. The Company has allocated 100,000 Shares for Series A Preferred, 1,000,000 Shares for Series B Preferred, 5,000,000 Shares for Series C Preferred, 1,000,000 Series D Preferred and 1,000,000 Series E Preferred.

Series A —As of December 31, 2019 and 2018 there were 0 and 100,000 shares issued and outstanding, respectively. The 100,000 was originally issued to the Company 's officer and CEO. These Series A Shares were converted into 10,000,000 shares of common stock during the year ended December 31, 2019. The Series A Preferred has the following designations:
●
Convertible at option of holder.
●
The holders are entitled to receive dividends.
●
1 Preferred share is convertible to 100 common shares.
●
In the event of reorganization this Class of Preferred will not be affected by any such capital reorganization.
●
Voting: The holder of this Series of Preferred shall be entitled to elect the majority of the members of the Board of Directors.

Series B —As of December 31, 2019 and 2018 there were 200,000 shares issued and outstanding to the Company’s officer and CEO. The Series B Preferred has the following designations:
●
Convertible at option of holder.
●
The holders are entitled to receive dividends.
●
100,000 preferred shares are convertible to 9.9% common shares.
●
The Series B holders are entitled to receive liquidation in preference to the common holders or any other class or series of preferred stock.
●
Voting: The Series B holders are entitled to vote together with the common holders as a single class.

In 2017, 200,000 shares of Series B Preferred Stock were issued to the Company’s CEO in exchange for a conversion of $200,000 of related party advances.

Series C — As of December 31, 2019 and 2018 there were 2,000,000 shares issued and outstanding to the Company’s officer and CEO. The Series C Preferred has the following designations:

●
Convertible at option of holder.
●
The holders are entitled to receive dividends.
●
1 Preferred share is convertible to 10 common shares.
●
In the event of reorganization this Class of Preferred will not be affected by any such capital reorganization.
●
Voting: The holder of this Series of Preferred shall be entitled to vote 1 Preferred Shares for 5,000 votes.

Series D — As of December 31, 2019 and 2018 there were 0 and 0 shares issued and outstanding, respectively. The Series D Preferred has the following designations:

●
Convertible into common upon the Company completing a 500 to 1 reverse stock split upon which the amount converted will equal 80% of the issued and outstanding common per the reverse split.

●
In the event of reorganization this Class of Preferred will not be affected by any such capital reorganization.
●
Voting: The holder of this Series of Preferred shall be entitled to vote and shall in aggregate represent 80% of the votes.

Series E — As of December 31, 2019 and 2018 there were 418,251 and 0 shares issued and outstanding. On December 31, 2019, the holder of the Series of Preferred converted $38,100 face value plus $3,725 in accrued interest into 418,251 shares of Series E preferred stock. The Series E Preferred has the following designations:
●
Convertible at option of holder any time after March 30, 2020; 1 preferred share is convertible into 1,000 common shares
●
Automatically convertible into common upon the Company completing a 500 to 1 reverse stock split.
●
In the event of reorganization this Class of Preferred will not be affected by any such capital reorganization.
●
Voting: The holder of this Series of Preferred shall not be entitled to vote.

The Company has evaluated each series of the Preferred Stock for proper classification under ASC 480 - Distinguishing Liabilities from Equity and ASC 815 - Derivatives and Hedging.

ASC 480 generally requires liability classification for financial instruments that are certain to be redeemed, represent obligations to purchase shares of stock or represent obligations to issue a variable number of common shares. The Company concluded that each series of Preferred Stock was not within the scope of ASC 480 because none of the three conditions for liability classification was present.

ASC 815 generally requires an analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. However, in order to perform this analysis, the Company was first required to evaluate the economic risks and characteristics of each series of the Preferred Stock in its entirety as being either akin to equity or akin to debt. The Company’s evaluation concluded that each series of Preferred Stock was more akin to an equity-like contract largely due to the fact the financial instrument is not mandatorily redeemable for cash and the holders are not entitled to any dividends. Other features of the Preferred Stock that operate like equity, such as the conversion option and voting feature, afforded more evidence, in the Company’s view, that the instrument is more akin to equity. As a result, the embedded conversion features are clearly and closely related to their equity host instruments. Therefore, the embedded conversion features do not require bifurcation and classification as derivative liabilities.

9. Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with FASB ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2019 and 2018, the Company is not aware of any contingent liabilities that should be reflected in the financial statements.

10. Income taxes

The Company adopted the provisions of uncertain tax positions as addressed in ASC 740-10-65-1. As a result of the implementation of ASC 740-10-65-1, the Company recognized no increase in the liability for unrecognized tax benefits. As of December 31, 2019 the Company had net operating loss carry forwards of approximately $17,502,305 that may be available to reduce future years’ taxable income in varying amounts through 2031. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

The valuation allowance at December 31, 2019 was $3,675,484. The net changes in valuation allowance during the years ended December 31, 2019 and 2018 was $61,407 and $135,700, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The components of the net deferred tax asset (liability) at December 31, 2019 and, 2018 and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are indicated below:

	December 31,	December 31,
	2019	2018
Net operating loss carry-forward	$(17,502,305)	$(17,209,889)
Effective tax rate	21%	21%
	3,675,484	3,614,077
Valuation allowance	(3,675,484)	(3,614,077)
Deferred tax asset	$-	$-

Income tax benefit resulting from applying statutory rates in jurisdictions in which we are taxed (Federal and State of New York) differs from the income tax provision (benefit) in our financial statements. The following table reflects the reconciliation for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Benefit at federal and statutory rate	(21)%	(21)%
Change in valuation allowance	21%	21%
Effective tax rate	0%	0%

11. Subsequent events

Share exchange

On April 30, 2020, the Company entered into a Share Exchange Agreement with TransWorld Enterprises Inc. (“TW”), a Delaware Corporation. As part of the exchange the Company has agreed to issue 1,000,000 share of Series D Preferred Stock and 1,000,000 shares of Series F Preferred Stock in exchange for all the equity interest of TW. TW, as a holding company, will focus on acquiring controlling interests in profitable basic businesses. Initially, TW will focus on acquiring transportation companies and simple manufacturing and or consumer products businesses.

Sale of Series E Preferred Stock

On January 15, 2020, the Company sold 125,000 shares of Series E Preferred Stock for $12,500, or $10 per share.

Convertible notes payable

On May 8, 2020, the Company issued an aggregate $3,000,000 in convertible notes payable to an investment group with an original issue discount of $300,000. The notes have a coupon rate of 8% and a maturity date of May 8, 2021. The notes have a conversion price of the lower of (i) $0.25 or (ii) the average VWAP of the Common Stock for the immediately preceding twenty (20) Trading Days on the Trading Market on the date of completion. In connection with the notes, the Company issued warrants to purchase 7,600,000 shares of common stock with an exercise price of $0.50 and expiration date of 2 years. The Holders will also receive 7.5 shares of the Company’s Series G Preferred Stock to be issued to the Purchaser at Closing, which shall be convertible into 7.5% of the Company’s issued and outstanding common stock upon consummation of the Reverse Stock Split.

On May 8, 2020, the Company issued $500,000 in convertible notes payable to an investor with an original issue discount of $45,000. The notes have a coupon rate of 8% and a maturity date of May 8, 2021. The notes have a conversion price of the lower of (i) $0.25 or

(ii) the average VWAP of the Common Stock for the immediately preceding twenty (20) Trading Days on the Trading Market on the date of completion. In connection with the notes, the Company issued warrants to purchase 1,151,515 shares of common stock with an exercise price of $0.50 and expiration date of 2 years.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the SEC registration fee, are estimated.

SEC registration fee	$*
Miscellaneous expenses	*
Legal	*
Accounting fees and expenses	*
Total	*
 * To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado Business Corporation Act (the “CBCA”) generally provides that a corporation may indemnify a person made party to a proceeding because the person is or was a director against liability incurred in the proceeding if: the person’s conduct was in good faith; the person reasonably believed, in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation’s best interests, and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests; and, in the case of any criminal proceeding, the person had no reasonable cause to believe that the person’s conduct was unlawful. The CBCA prohibits such indemnification in a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation, or in connection with any other proceeding in which the person was adjudged liable for having derived an improper personal benefit. The CBCA further provides that, unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer of the corporation, against reasonable expenses incurred by the person in connection with the proceeding. In addition, a director or officer, who is or was a party to a proceeding, may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. The CBCA allows a corporation to indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director.

Section 7-108-402(1) of the CBCA permits a corporation to include in its articles of incorporation a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for monetary damages for any breach of fiduciary duty as a director (except for breach of a director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful distributions, or any transaction from which the director derived improper personal benefit). Further, Section 7-108-402(2) of the CBCA provides that no director or officer shall be personal liable for any injury to persons or property arising from a tort committed by an employee, unless the director or officer was either personally involved in the situation giving rise to the litigation or committed a criminal offense in connection with such situation.

Section 7-109-108 of the CBCA provides that a corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of another entity or an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person’s status as a director, officer, employee, fiduciary or agent, whether or not the corporation would have power to indemnify the person against the same liability under the CBCA.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Since our formation in December 2017, the Company made the following issuances of its unregistered securities pursuant exemptions contained in Section 4(a)(2) or 3(a)(9) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder:

●
In February 2018, the Company issued an aggregate of 30,000,000 shares of common stock to 3 consultants for services rendered.
●
In April 2019, the Company issued 40,000,000 shares of common stock to an accredited investor for aggregate gross proceeds of $10,000.
●
In May 2019, the Company issued an aggregate of 275,000,000 shares of common stock to 3 accredited investors for aggregate gross proceeds of $55,000.
●
In June 2019, the Company issued 125,000,000 shares of common stock to an accredited investor for aggregate gross proceeds of $25,000.
●
In September 2019, the Company issued an aggregate of 50,000,000 shares of common stock to 2 accredited investors for aggregate gross proceeds of $7,500.
●
In November 2019, the Company issued an aggregate of 125,000,000 shares of common stock to an accredited investor upon conversion of an outstanding promissory note.
●
In December 2019, the Company issued an aggregate of 41,825 shares of series E preferred stock to an accredited investor upon conversion of an outstanding promissory note.
●
In January 2020, the Company issued an aggregate of 1,602,474,719 shares of common stock to 3 accredited investors upon conversion of an outstanding promissory notes.
●
In January 2020, the Company issued an aggregate of 10,000,000 shares of common stock to an accredited investor upon conversion of outstanding convertible preferred stock.
●
In January 2020, the Company issued an aggregate of 125,000 shares of shares of series E preferred stock to an accredited investor for aggregate gross proceeds of $12,500.
●
In April 2020, the Company issued a convertible note with an aggregate principal amount of $300,000 to Issac Sutton, the Company’s former chief executive officer and director, for aggregate gross proceeds of $300,000
●
In May 2020, the Company issued to the shareholders of Transworld Enterprises, Inc. an aggregate of 1,000,000 shares of series D preferred stock and 1,000,000 shares of Series F preferred stock in exchange for all outstanding shares of Transworld Enterprises, Inc.
●
In May 2020, the Company issued convertible notes with an aggregate principal amount of $3,000,000, warrants to purchase an aggregate of 7,600,000 shares of common stock and 7.5 series G preferred stock for aggregate gross proceeds of $2,700,000.
●
In May and June 2020, the Company issued convertible notes with an aggregate principal amount of $500,000 and warrants to purchase shares of the Company’s common stock to KORR Acquisitions Group, Inc., an entity controlled by the Company’s Executive Chairman, on the same terms and conditions as the $3mil financing described above except these securities are subordinated to such financing.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following exhibits are filed with this registration statement:

Exhibit Number	Exhibit Description
2.1	Share Exchange Agreement, dated May 8, 2020, by and among GoIP Global, Inc., Transworld Enterprises, Inc. and the shareholders of Transworld
3.1	Certificate of Incorporation of GoIP Global, Inc., filed December 27, 2017
3.2	Statement of Change to the Certificate of Incorporation of GoIP Global, Inc., dated April 27, 2020
3.3	Certificate of Amendment to the Certificate of Incorporation of GoIP Global, Inc., dated May 7, 2020
3.4	Certificate of Amendment to the Certificate of Incorporation of GoIP Global, Inc., dated May 29, 2020
3.5	Bylaws of GoIP Global, Inc.
4.1	Form of Senior Secured Note, dated May 8, 2020
4.2	Form of Subordinated Note issued to KORR Value
4.3	Form of Warrant, dated May 8, 2020
5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP*
10.1	Securities Purchase Agreement, dated May 8, 2020, by and between GoIP Global, Inc. and the investors signatory thereto
10.2	Registration Rights Agreement, dated May 8, 2020, by and between GoIP Global, Inc. and the investors signatory thereto
10.3	Security Agreement, dated May 8, 2020, by and between GoIP Global, Inc. and the investors signatory thereto
10.4	Subordination Agreement, dated May 8, 2020 by and between GoIP Global, Inc., KORR Value LP and the investors signatory thereto
10.5	Securities Purchase Agreement, dated May 8, 2020, by and between GoIP Global, Inc. and KORR Value LP
23.1	Consent of Accell Audit & Compliance, P.A
23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP (including in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page to this registration statement)*
__________
 *
To be filed by amendment.

(b) Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this prospectus.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement ( or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee ” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that:

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on August __, 2020.

GOIP GLOBAL, INC.

By:	/s/
Phil Scala
Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of GoIP Global, Inc. hereby constitutes and appoints Kenneth Orr and Phil Scala, and each of them any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of GoIP Global, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof..

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/	Chief Executive Officer, Secretary and Director	_______, 2020
Phil Scala	(Principal Executive Officer and Principal Financial Officer and Principal Accounting Officer)

/s/	Executive Chairman	_______, 2020
Kenneth Orr

/s/	Director	_______, 2020
Justin Deutsch

/s/	Director	_______, 2020
James Murphy